IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF GEORGIA
ROME DIVISION

SERENA McDERMOTT, et al.,

        Plaintiffs,

v.

CRACKER BARREL OLD
COUNTRY STORE, INC.,

        Defendant.

CIVIL ACTION FILE

NO. 4:99-CV-001-HLM

REPORT AND RECOMMENDATION

This matter is before the Court on Defendant's Motion for Decertification [318]. For the reasons stated below, the undersigned recommends that said Motion be **GRANTED IN PART** and **DENIED IN PART**.

I.   PROCEDURAL HISTORY

Plaintiffs Serena McDermott and Earnestine Johnson filed this action on January 4, 1999 [1], against defendant, Cracker Barrel Old Country Store, Inc. ("Cracker Barrel"). On May 6, 1999, plaintiffs filed an Amended Complaint substituting Ms. Jennifer Gentry for Ms. Johnson. Am. Compl. [4]. With the exception of the names of the plaintiffs, the allegations of the Amended Complaint mirror those of the Complaint.[1]

Plaintiffs assert two claims against Cracker Barrel under the Fair Labor Standards Act of 1938 (the "FLSA"), as amended, 29 U.S.C. §§ 201-219 (2002). The first claim involves the so-called "tip credit." The FLSA allows an employer to credit tips received by tipped employees like servers against the applicable minimum wage. See 29 U.S.C. § 203(m); 29 C.F.R. § 531.59 (2002). However, plaintiffs contend that Cracker Barrel is not entitled to credit tips because it requires servers to perform an excessive amount of non-server duties. Am. Compl. [4] ¶ 13. This will be referred to hereafter as the "server claim."

The second claim involves Cracker Barrel's alleged practice of locking a store's doors after the last customer leaves. Plaintiffs assert that employees working second shift who complete their closing duties after the doors are locked must clock out, but must remain on the premises without pay until a manager counts the income received for that shift and unlocks the doors. Am. Compl. [4] ¶ 14. This will be referred to hereafter as the "lock-in claim."

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[1] At some point the spelling of the lead plaintiff's name on pleadings changed from "McDermitt" to "McDermott." The Court will use the latter spelling.

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Because of these requirements or practices, plaintiffs assert that Cracker Barrel has failed to pay servers and/or other hourly employees for all hours worked and has failed to pay minimum wages and overtime as required by the FLSA. Am. Compl. [4] ¶ 15. Plaintiffs assertedly bring this action on behalf of themselves and all others "similarly situated," as allowed by the collective action provision of the FLSA. 29 U.S.C. § 216(b). Id. ¶ 4.

On September 9, 1999, plaintiffs filed a Motion to Facilitate Notice [114], seeking Court approval to send notice to (1) all persons whom Cracker Barrel employed as servers since January 4, 1996, and (2) all hourly employees who worked the second shift until closing since January 4, 1996. While that Motion was pending, the Honorable Harold L. Murphy, United States District Judge, entered a Consent Order [128] on December 12, 1999, staying all proceedings until June 30, 2000. The parties had requested [122] the stay to explore mediation.[2]

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[2] On July 22, 1999, plaintiffs filed seventy "opt-in" consent forms [65] executed by current or former Cracker Barrel employees who sought to become plaintiffs in this action. Included among those consents were forms executed by plaintiffs McDermott and Gentry. Id. During the above-mentioned stay, plaintiffs filed forty-nine more opt-in consent forms executed by current or former Cracker Barrel employees. Such filings occurred on January 20, 2000 [129] (seven); January 27, 2000 [130] (twelve); February 16, 2000 [131] (eight); February 23, 2000 [132] (thirteen); February 28, 2000 [133] (five); and March 7, 2000 [134] (four).

Thereafter, the parties informed the District Court that their mediation efforts had been unsuccessful and asked that the stay be lifted for the purpose of ruling on the pending Motion to Facilitate Notice [114]. See Order [135] at 2. On March 17, 2000, the District Court entered an Order [135] granting plaintiffs' Motion [114] in part, giving plaintiffs permission to send notice to all persons who worked at Cracker Barrel as hourly employees and/or servers on or after January 4, 1996. The Order also included a Court-approved opt-in consent form and notice of pendency of FLSA lawsuit. Order [135] at 34 and Ex. D attached thereto.

In granting plaintiffs' Motion [114], the District Court followed what has been called a two-tier approach to collective actions under the FLSA. Order [135]. In the first tier, the court determines whether notice should be given to potential class members based only on the pleadings and supporting affidavits. Because the court has minimal evidence before it, the determination is made using a lenient standard and may result in a "conditional certification" of a collective action.[3] Putative

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[3] A difference between an FLSA representative action and a Fed. R. Civ. P. 23 class action is that the FLSA action follows an "opt-in" rather than an "opt-out" procedure. See LaChapelle v. Owens-Illinois, Inc., 513 F.2d 286, 289 (5th Cir. 1975). However, in discussing a representative action, courts often utilize class action terminology from Rule 23 cases. Mooney v. Aramco Servs. Co., 54 F.3d 1207, 1212 (5th Cir. 1995). The undersigned does so occasionally as well herein.

members are then given notice and the opportunity to opt into the suit. The action proceeds as a collective action throughout discovery. Id. at 10-11.

The second tier is precipitated by the filing of defendant's motion for "decertification." At this second tier (which is where the instant case is now), the court has more information on which to base a decision, and makes a factual determination on the similarly situated question. If the court finds that the claimants are similarly situated, then the collective action proceeds to trial. If the court finds that the claimants are not similarly situated, then the class is "decertified," the opt-in plaintiffs are dismissed without prejudice, and the original named plaintiffs proceed to trial on their individual claims. Order [135] at 11.[4]

After entry of that Order [135] in March 2000, the parties presented several Consent Orders extending the above-mentioned stay of discovery so that they could resume mediation efforts. See Consent Orders of June 30, 2000 [137] (extending stay through September 30, 2000); October 6, 2000 [139] (extending stay through December 31, 2000); and December 30, 2000 [140] (extending stay through

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[4] The District Court was prescient because fourteen months after entry of its Order [135], the Eleventh Circuit suggested adoption of the two-tier approach to certification of § 216(b) collective actions, because it was an effective tool in managing these often complex cases. Hipp v. Liberty Nat'l Life Ins. Co., 252 F.3d 1208,1219 (11th Cir. 2001) (per curiam), cert. denied, 534 U.S. 1127 (2002).

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February 28, 2001). On February 2, 2001, the parties submitted a Consent Order

[141] seeking minor modifications to the notice and opt-in form, which the District

Court entered on that same date [142]. The deadline for someone receiving the

notice to return the opt-in form to plaintiffs' counsel was set at March 18, 2001,

while the deadline for plaintiffs' counsel to file all consent forms received was set

at March 26, 2001.[5] Order [142]. On February 16, 2001, plaintiff's counsel mailed

notices to 376,207 current and former Cracker Barrel employees.[6] See Pls.' Mot. for

Ext. of Time to Resend and File Notices [143].

Plaintiffs filed opt-in consent forms from 8,560 persons on March 26, 2001

[146], and from 2,477 persons on May 30, 2001 [149]. When that total is added to

the 143 opt-in consent forms previously filed, see supra notes 2 and 6, approximately

11,180 persons (assuming no duplication) have joined this case as opt-in plaintiffs.

According to a later submission by plaintiffs [394], 6,486 of the opt-in plaintiffs are

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[5] The District Court later extended the deadline for someone receiving the notice to return the opt-in form to plaintiffs' counsel to May 23, 2001, and the deadline for plaintiffs' counsel to file all consent forms received to May 30, 2001. See Order of Apr. 5, 2001 [148] at 2.

[6] After the District Court's Order [135] but before those notices were mailed, plaintiffs filed twenty-four additional opt-in consent forms on March 27, 2000 [136] (ten), and July 3, 2000 [138] (fourteen).

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making a server claim, while 8,152 of them are making a lock-in claim. Some servers who were allegedly locked-in are making both claims. Id.

On September 21, 2001, the District Court entered an Order [150] directing the parties to file status reports to detail what further work needed to be done to prepare this case for trial. After review of those status reports, the District Court entered an Order [153] on October 10, 2001, directing that discovery resume on November 21, 2001, setting deadlines for completion of certain tasks,[7] closing discovery on May 1, 2002, and establishing a briefing schedule for "Defendant's Motion to Decertify."

Discovery resumed as directed and lasted approximately fourteen months.[8] On December 10, 2001, plaintiffs filed a Motion for Leave to File "Consents to Join as a Party Plaintiff" Forms Out of Time [160]. Plaintiffs' counsel represented that approximately 100,000 notices they had mailed had been returned as undeliverable,

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[7] By March 1, 2002, plaintiffs were required to produce all declarations to be offered in support of class certification, and identify all witnesses whose testimony would be offered in support of class certification. Order [153] at 1-2. Defendant had until May 1, 2002 (then the close of discovery) to depose plaintiffs' declarants and witnesses. Id. at 3 n.3.

[8] Discovery was extended several times. See Consent Orders dated March 22, 2002 [175] (discovery ends July 20, 2002); July 17, 2002 [202] (discovery ends December 30, 2002); December 6, 2002 [227] (discovery ends January 7, 2003); and January 7, 2003 [247] (discovery ends January 31, 2003).

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and that they had received an additional 521 consent forms after the above-mentioned deadlines. They sought permission to file them. Id. The District Court denied that Motion [160] by Order [167] dated January 8, 2002.

In an Order [171] entered February 13, 2002, the District Court permitted defendant to propound discovery to 500 randomly selected opt-in plaintiffs. Order [171] at 1. Subsequently, when the response rate from those 500 persons was insufficient, the District Court allowed Cracker Barrel to propound discovery to an additional 500 randomly selected opt-in plaintiffs. The District Court further allowed Cracker Barrel to depose fifty of the opt-in plaintiffs who provided discovery responses. See Order dated May 24, 2002 [195], at 1-2.

In an Order [202] dated July 17, 2002, the District Court allowed Cracker Barrel to depose fifty of the opt-in plaintiffs who had received discovery requests, regardless of whether they had responded to them. Order [202] at 1. In that same Order [202], the District Court allowed Cracker Barrel to depose the 263 individuals who had provided declarations on behalf of plaintiffs. See supra note 7. Of the 263 declarants identified, fourteen voluntarily dismissed their claims in lieu of appearing for a deposition. See Def.'s Mot. for Decert. [318] at 3.[9] Another thirty-nine

declarants agreed voluntarily to dismiss their claims, but defendant represents that

they failed to execute the documents necessary to do so. Id. Another thirty-eight

declarants twice failed to appear for their noticed depositions, leading the District

Court to strike their declarations and discovery responses. See Order of Apr. 18,

2003 [289], at 9-10. Although the District Court ordered named plaintiff Serena

McDermott to appear for a second deposition, see Order of Feb. 11, 2003 [274], at

14, defendant represents that she failed to do so. See Def.'s Mot. for Decert. [318]

at 1 n.1. Finally, of the 1,000 randomly selected opt-in plaintiffs who were sent

discovery requests, only 494 responded (although some responses were not verified).

Id. at 3.

On September 16, 2002, defendant filed a Motion for Partial Summary

Judgment on the Claims on Certain Opt-in Plaintiffs [211]. That Motion [211] was

based on the information reflected in the thousands of opt-in consent forms that had

been filed, Cracker Barrel's payroll records, and the declaration of defendant's

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[9] Those fourteen who filed stipulations of dismissal include: Vinita Scarborough [232]; Melinda Larimore-Skaggs [250]; Kathryn Moody [251]; Diana Aisa [252]; Becky Drews [254]; Janet Fedor [255]; Jennifer Blevins [256]; Jennifer Braglin [257]; Debra Tucker [258]; Lorraine Burr [259]; Stacy Engler [261]; Melissa Weir [265]; Daniel Teague [270]; and Charlotte Games [281].

expert, Dr. Joan Haworth. In response, on September 27, 2002, plaintiffs filed a Motion to Retain the Existing Schedule for Summary Judgment Responses and, in the Alternative, for Relief Under Rule 56(f) [212]. Plaintiffs complained that defendant had filed its Motion [211] before the previously set deadline, and asked the Court to require adherence to that deadline. In the alternative, plaintiffs requested relief under Fed. R. Civ. P. 56(f). The parties were in the midst of taking over 300 depositions, and plaintiffs had not yet been able to depose Dr. Haworth because of her unavailability.

Plaintiffs argued that they could not adequately respond to defendant's Motion [211] without deposing Dr. Haworth, without allowing their expert to review her declaration and submit a responsive declaration, and without completing the 300 depositions. Also, because defendant's Motion [211] raised what plaintiffs' counsel called "individualized questions of fact" about many opt-in plaintiffs, the usual twenty-day response time was inadequate to allow them to prepare declarations from any of the over 7,000 opt-in plaintiffs who were not being deposed and whose opt-in notices left questions that needed to be answered in order to oppose defendant's Motion [211]. Id. at 4-6. In an Order [218] dated October 23, 2002, the District Court agreed that plaintiffs needed to complete discovery before responding to

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defendant's Motion [211]. Id. at 14. The District Court thus denied Cracker Barrel's

Motion [211] without prejudice and with leave to re-file it in accordance with the

Scheduling Order. Id.[10]

With the close of discovery on January 30, 2003, the parties complied with the

previously established briefing schedule on the decertification issue and filed the

following briefs: Defendant Cracker Barrel's Brief in Support of Its Motion for

Decertification [318] (hereafter "Def.'s Decert. Br."), filed June 11, 2003; Plaintiffs'

Response in Opposition to Defendant's Motion for Decertification [362] (hereafter

"Pls.' Decert. Resp."), filed August 11, 2003;[11] and Defendant Cracker Barrel's

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[10] Cracker Barrel renewed that Motion for Partial Summary Judgment [319] on June 11, 2003, with a few modifications. Despite the assertions by plaintiffs' counsel that the earlier version of defendant's Motion [211] raised individualized questions of fact, and that they needed time to fashion responses from thousands of opt-ins, see Pls.' Mot. to Retain Existing Sched. [212], the Response [368] to the renewed Motion [319] does not, for the most part, contain individualized responses. Instead, plaintiffs have opposed defendant's Motion [319] using a declaration from their expert, Dr. Liesl Fox, and declarations from eighty-seven opt-in plaintiffs that "explain" statements made in their opt-in consent forms. In fact, plaintiffs generally concede the merit of defendant's Motion [319] with only a few exceptions. Id. Defendant argues here that language in plaintiffs' Motion [212] constitutes an admission that individualized factual determinations prevent them from meeting the similarly situated requirement. See Def.'s Decert. Reply [386] at 22-23. Although certain language in plaintiffs' Motion [212] can be read in the manner urged by defendant, plaintiffs' Response [368], as already noted, does not contain the anticipated individualized responses their counsel predicted would be necessary when they sought more time to respond.

[11] Although plaintiffs requested oral argument on defendant's Motion for Decertification, see Pls.' Decert. Resp. [362] at 70, the undersigned **DENIES** that request. Given the extensive
(continued...)

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Reply Brief in Support of Its Motion for Decertification [386] (hereafter "Def.'s

Decert. Reply"), filed September 18, 2003. The District Court referred this matter

to the undersigned by Order [359] dated July 30, 2003. At the Court's request [385],

plaintiffs filed a Proposed Trial Procedure Plan [394] (hereafter "Pls.' Prop. Trial

Proc. Plan") on October 7, 2003, to which defendant filed a response [395] on

October 29, 2003, styled Defendant Cracker Barrel's Response to Plaintiffs'

Proposed Trial Procedure Plan (hereafter "Def.'s Resp. to Pls.' Prop. Trial Proc.

Plan").

II.   THE SIMILARLY SITUATED REQUIREMENT

An employee or employees suing for alleged FLSA violations may maintain

an action against an employer "for and in behalf of himself or themselves and other

employees similarly situated." 29 U.S.C. § 216(b). As noted by the District Court

in its Order granting conditional certification [135], the "FLSA does not define the

term 'similarly situated.'" Order [135] at 10. The seminal case in this area, Lusardi

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[11](...continued)
briefing and volume of record excerpts filed (listed infra), oral argument would not have
significantly aided the decisional process.

v. Xerox Corp.,[12] gave meaning to that term by developing the two-tier approach to collective action certification now favored in this Circuit, see Hipp, 252 F.3d at 1218-19, and by conducting an "ad hoc" analysis at the second tier to determine if the plaintiffs are similarly situated. That ad hoc analysis examines the following factors:

(1)   whether disparate factual and employment settings exist among the plaintiffs;

(2)   whether the various defenses available to the defendant are individual to each plaintiff; and

(3)   whether fairness and procedural considerations make a collective action inappropriate.

Lusardi, 118 F.R.D. at 359.[13]

This ad hoc analysis has been widely applied by courts deciding second-tier decertification motions. See Bradford v. Bed Bath & Beyond, Inc., 184 F. Supp. 2d 1342, 1346-52 (N.D. Ga. 2002); Stone v. First Union Corp., 203 F.R.D. 532, 543

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[12] 118 F.R.D. 351 (D.N.J. 1987), mandamus granted in part, appeal dismissed, Lusardi v. Lechner, 855 F.2d 1062 (3d Cir. 1988), vacated in part, modified in part sub nom. Lusardi v. Xerox Corp., 122 F.R.D. 463 (D.N.J. 1988), aff'd in part, appeal dismissed, Lusardi v. Xerox Corp., 975 F.2d 964 (3d Cir. 1992).

[13] Lusardi employed a fourth factor – absence of filings required by the Age Discrimination in Employment Act (the "ADEA"), 29 U.S.C. § 626(b), prior to instituting suit. Lusardi, 118 F.R.D. at 359. However, because no such requirement is imposed under the FLSA, this factor is not addressed herein.

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(S.D. Fla. 2001); Moss v. Crawford & Co., 201 F.R.D. 398, 409 (W.D. Pa. 2000);

Bayles v. Am. Med. Resp. of Colo., 950 F. Supp. 1053, 1066 (D. Colo. 1996);

Brooks v. BellSouth Telecomm., Inc., 164 F.R.D. 561, 568 (N.D. Ala. 1995), aff'd,

114 F.3d 1202 (11th Cir. 1997) (table); see also Thiessen v. Gen. Elec. Capital

Corp., 267 F.3d 1095, 1105 (10th Cir. 2001) (finding ad hoc approach the "best"),

cert. denied, 536 U.S. 934 (2002).

The Eleventh Circuit has discussed the "similarly situated" requirement in

three decisions. Two of these are first-tier decisions. See Dybach v. Fla. Dep't of

Corr., 942 F.2d 1562 (11th Cir. 1991),[14] and Grayson v. K Mart Corp., 79 F.3d 1086

(11th Cir. 1996). In the third and most recent decision, Hipp, 252 F.3d at 1208, the

Circuit encouraged district courts to apply the two-tier approach in collective

actions. Although the appeal arose after trial of a ten-plaintiff opt-in ADEA case,

the court did not have occasion to apply the Lusardi factors.[15]

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[14] Dybach arose under the FLSA. Before notice of a collective action could be sent, a district court "should satisfy itself" that other persons are "'similarly situated' with respect to their job requirements and with regard to their pay provisions." 942 F.2d at 1567-68. No definition of "job requirements" or "pay provisions" was provided.

[15] In Hipp the Circuit stated that its opinion would "clarify the meaning of the 'similarly situated' requirement under § 216(b)." 252 F.3d at 1213. Unfortunately, it failed to do so, and mostly repeated pronouncements from Grayson, which is discussed infra in the text. However, the Circuit stated that "the similarly situated requirement is not particularly stringent." Id. Given the
(continued...)

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The undersigned focuses on the first-tier Grayson case because of the Circuit's

extensive analysis of § 216(b). In that case, two district judges reached seemingly

different conclusions on the same facts in ADEA cases brought by terminated or

demoted store managers who resided in various southeastern states. After the

Honorable Julie E. Carnes had severed the eleven-plaintiff Grayson litigation into

separate cases and transferred the cases of those who resided in other districts

(pursuant to Fed. R. Civ. P. 20 and 42),[16] the Honorable Marvin H. Shoob certified

an ADEA collective action in the five-plaintiff Helton litigation. Grayson, 79 F.3d

at 1092. Subsequently, the severed and transferred Grayson plaintiffs filed notices

to opt into the Helton action. Id. at 1093. The conflict between their decisions led

Judge Shoob to certify five questions for interlocutory appeal, two of which are

relevant here: (1) whether "similarly situated" was essentially the same as the

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[15](...continued)
flexibility of that requirement, the court found that the district court had not abused its discretion
in conducting a trial with ten opt-in plaintiffs. Id. at 1219. Although the defendant argued that the
plaintiffs were not similarly situated because they worked in different geographic locations, the
court held that this factor was "not conclusive." Id. In response to the defendant's argument that
each plaintiff's case was unique and required an individual analysis of his working conditions, the
court noted that all plaintiffs held the same job title and alleged similar, although not identical,
discriminatory treatment. Id.

[16] Section 7(b) of the ADEA incorporates the collective-action provision of the FLSA.
Grayson, 79 F.3d at 1096.

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requirement for joinder of additional plaintiffs under Fed. R. Civ. P. 20 and 42; and

(2) whether "similarly situated" required a court to find the existence of a unified

policy, plan, or scheme of discrimination before an opt-in class action could be

maintained. Id.

In response, the Circuit explained certain basics about creation of an opt-in

action. For example, "the requirements for pursuing a § 216(b) class action are

independent of, and unrelated to, the requirements for class action under Rule 23 of

the Federal Rules of Civil Procedure." Grayson, 79 F.3d at 1096 n.12. Moreover,

to meet the "similarly situated" requirement, named "plaintiffs need show only 'that

their positions are similar, not identical,' to the positions held by the putative class

members." Id. at 1096. Furthermore, in enacting the statute, Congress believed that

ADEA plaintiffs should have the opportunity to proceed collectively. Id.

As for the first certified question, the court held "that section 216(b)'s

'similarly situated' requirement is less stringent than that for joinder under Rule

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20(a) or for separate trials under Rule 42(b)." Grayson, 79 F.3d at 1096.[17] There

was no conflict between the lower courts because Judge Shoob ruled on a different

issue with different standards than did Judge Carnes. Id. at 1096-97.

As for the second certified question, the Circuit stated that plaintiffs bear the

burden of demonstrating a reasonable basis for their claim of class-wide

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[17] In Stone v. First Union Corp., the district court sought to understand the above-quoted statement from Grayson by analyzing Fed. R. Civ. P. 20. A party seeking joinder of claimants under Rule 20 must establish (1) a right to relief arising out of the same transaction or occurrence, or series of transactions or occurrences, and (2) some question of law or fact common to all persons seeking to be joined. 203 F.R.D. at 540-41. The court added:

> In determining what constitutes a transaction or occurrence . . . , courts treat the term transaction flexibly. It may comprehend a series of many occurrences, depending not so much upon the immediateness of their connections as upon their logical relationships. By implication, "similarly situated," being a more elastic standard, may be satisfied even if the common nexus is not derived from the **same** transactions or occurrences, but the allegations and threshold proofs of "pattern or practice" discrimination are based upon **different** transactions or occurrences which are logically connected.
>
> The second prong of Rule 20 does not require that all questions of law and fact raised by the dispute be common, but only that some question of law or fact be common to all parties. If the "similarly situated" standard is more flexible, it necessarily follows that some common questions of law or fact, but not all, must be shared among the putative plaintiffs with the named plaintiffs in the collective action. . . . .
>
> Accordingly, that the plaintiffs are "similarly situated" may be established even if the transactions or occurrences are **not identical**. . . . Moreover, by implication not **all** questions of law or fact must be common; rather, it is enough if **some** questions of law or fact are common to all parties, even if such questions do not predominate.

Id. at 541 (internal citations omitted).

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discrimination. <u>Grayson</u>, 79 F.3d at 1097. The court found "that a unified policy, plan, or scheme of discrimination may not be required to satisfy the more liberal 'similarly situated' requirement of § 216(b)," even though in the instant case, the Circuit was "persuaded that the allegations, affidavits, and depositions meet a standard of greater stringency than the 'similarly situated' standard found in § 216(b)." <u>Id.</u> at 1095-96.

With this Eleventh Circuit precedent in mind, the undersigned reviews below second-tier cases from other jurisdictions applying <u>Lusardi</u>'s multi-factor ad hoc analysis. However, the Court makes four preliminary observations. First, the parties have cited numerous district court cases addressing the similarly situated requirement, but many decide first-tier certification motions.[18] Because of the

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[18] Eleven first-tier cases **rejecting** certification include: <u>Reed v. Mobile County Sch. Sys.</u>, 246 F. Supp. 2d 1227 (S.D. Ala. 2003); <u>Marsh v. Butler County Sch. Sys.</u> 242 F. Supp. 2d 1086 (M.D. Ala. 2003); <u>Sheffield v. Orius</u>, 211 F.R.D. 411 (D. Or. 2002); <u>Bernard v. Household Int'l, Inc.</u>, 231 F. Supp. 2d 433, 435 (E.D. Va. 2002); <u>Madrid v. Minolta Bus. Solutions, Inc.</u>, No. 02 CV 2294 (GBD), 2002 WL 31190172 (S.D.N.Y. Oct. 2, 2002); <u>White v. Osmose, Inc.</u>, 204 F. Supp. 2d 1309 (M.D. Ala. 2002); <u>Morisky v. Pub. Serv. Elec. & Gas. Co.</u>, 111 F. Supp. 2d 493, 498 (D.N.J. 2000); <u>Harper v. Lovett's Buffet, Inc.</u>, 185 F.R.D. 358 (M.D. Ala. 1999) (granted in part); <u>Hargrove v. Sykes Enters., Inc.</u>, No. CIV. 99-110-HA, 1999 WL 1279651 (D. Or. June 30, 1999); <u>Baum v. Shoney's Inc.</u>, No. 98-423-CV-ORL-19B, 1998 U.S. Dist. LEXIS 21484 (M.D. Fla. Dec. 3, 1998); and <u>St. Leger v. A.C. Nielsen Co.</u>, 123 F.R.D. 567 (N.D. Ill. 1988). Three first-tier cases **allowing** certification include: <u>Bonilla v. Las Vegas Cigar Co.</u>, 61 F. Supp. 2d 1129 (D. Nev. 1999); <u>Tucker v. Labor Leasing, Inc.</u>, 872 F. Supp. 941 (M.D. Fla. 1994) (granted in part); and <u>Crain v. Helmerich & Payne Int'l Drilling Co.</u>, Civ. A. No. 92-0043, 1992 WL 91946 (E.D. La. Apr. 16, 1992).

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posture of this case, the undersigned focuses primarily on eleven second-tier

decertification cases that have conducted the multi-factor ad hoc analysis.[19]

Second, motions to decertify were granted in seven of those eleven second-tier

cases listed in footnote 19. However, of the seven classes that were decertified, four

were ADEA classes (Stone, Brooks, Mooney, and Lusardi), and three were FLSA

classes (Mertz, Ray, and Bayles). This means, of course, that one ADEA class

(Thiessen) and three FLSA classes (Scott, Bradford, and Moss) were not decertified.

When examined in this way, one sees that ADEA collective actions have been

decertified 75% of the time, but FLSA collective actions have been equally divided

on decertification. One must therefore be mindful of the distinctions between the

ADEA and FLSA. According to one district court,

> The analysis of the ADEA cases in which a pattern and practice was
> alleged is difficult to apply in FLSA cases, however. That is, in an

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[19] See Thiessen, 267 F.3d at 1095 (decertification of ADEA class reversed); Scott v. Aetna Servs., Inc., 210 F.R.D. 261 (D. Conn. 2002) (decertification of FLSA class denied); Bradford, 184 F. Supp. 2d at 1342 (decertification of FLSA class denied); Stone, 203 F.R.D. at 532 (ADEA class decertified); Moss, 201 F.R.D. at 398 (decertification of FLSA class denied); Mertz v. Treetop Enters., Inc., No. CV-96-B-1208-S, 1999 U.S. Dist. LEXIS 18386 (N.D. Ala. Mar. 2, 1999) (FLSA class decertified); Ray v. Motel 6 Operating, Ltd. P'ship, No. 3-95-828, 1996 WL 938231 (D. Minn. Mar. 18, 1996) (FLSA class decertified); Bayles, 950 F. Supp. at 1053 (FLSA class decertified); Brooks, 164 F.R.D. at 561 (ADEA class decertified); Mooney v. Arabian Am. Oil Co., Civ. A. No. H-87-498, 1993 WL 739661 (S.D. Tex. Aug. 25, 1993), aff'd sub. nom., Mooney v. Aramco Servs. Co., 54 F.3d 1207, 1211-12 (5th Cir. 1995) (ADEA class decertified); and Lusardi, 118 F.R.D. at 359 (ADEA class decertified).

> ADEA case, the adverse employment actions are said to be motivated by discrimination based on age, and an individual plaintiff may attempt to show that an adverse employment action taken against him or her was due to that policy of discrimination. In an FLSA overtime case, though, there is no discrimination based on a protected characteristic such as age. The question is whether the employer paid overtime wages.

Marsh, 242 F. Supp. 2d at 1093-94.

Third, in the instant case over 11,000 opt-in consent forms have been filed with the Clerk of Court. That number is thousands greater than any of the relevant second-tier cases, whether they arose under the FLSA, i.e., Scott (22 opt-ins), Bradford (300 opt-ins), Moss (74 opt-ins), Mertz (535 opt-ins), Ray (1,000-1,500 opt-ins), and Bayles (80 opt-ins), or under the ADEA, i.e., Thiessen (22 opt-ins), Stone (160 opt-ins), Brooks (196 opt-ins), Mooney (154 opt-ins), and Lusardi (1,312 opt-ins). Thus, manageability concerns are heightened here.[20]

Fourth, the Court is mindful that the FLSA "sought to end the presence in American commerce of 'labor conditions detrimental to the maintenance of the minimum standard of living necessary for health, efficiency, and general well-being

___

[20] The Court's research has discovered one FLSA collective action under § 216(b) with 12,000 opt-in plaintiffs. See Hill v. United States, 751 F.2d 810 (6th Cir. 1984). However, there was no dispute in that case over whether the plaintiffs were similarly situated because the district court, apparently at the parties' request, agreed to consider the "claims of appellant Cummings as typical of those of the other plaintiffs." Id. at 811.

20

of workers.'" Nicholson v. World Bus. Network, Inc., 105 F.3d 1361, 1363 (11th

Cir. 1997) (quoting 29 U.S.C. § 202(a)). Moreover, the FLSA was "designed 'to

extend the frontiers of social progress' by 'insuring to all our able-bodied working

men and women a fair day's pay for a fair day's work.'" A.H. Phillips, Inc. v.

Walling, 324 U.S. 490, 493 (1945) (quoting Presidential Message to Congress dated

May 24, 1934). Because the FLSA is a remedial statute, it must be construed

broadly to effectuate its humanitarian and remedial purposes. Antenor v. D & S

Farms, 88 F.3d 925, 929 (11th Cir. 1996); see also Int'l Ass'n of Firefighters, Local

349 v. City of Rome, Ga., 682 F. Supp. 522, 525 (N.D. Ga. 1988) (Murphy, J.) ("It

is important to bear in mind that the FLSA is remedial in nature and should be read

liberally in favor of workers.").

A.   The Ad Hoc Analysis

The eleven second-tier cases that have applied some or all of Lusardi's

multi-factor ad hoc analysis have reached differing conclusions on the propriety of

allowing the trial of a collective action. The undersigned reviews below each of the

Lusardi factors and their application by second-tier cases.

21

1. Disparate Factual and Employment Settings

"The first factor assesses the opt-in plaintiffs' job duties, geographic location, supervision and salary." Moss, 201 F.R.D. at 409. Such an assessment doomed the class in Lusardi, where the district court noted that the sample group was employed by seventeen different Xerox organizations at numerous geographic locations (i.e., thirty-four cities in sixteen different states). Their claims arose from a variety of employment actions over a four-year period, i.e., reductions in force, promotion denials, forced resignations, forced retirements, and constructive discharge. The sample group also had a dramatic lack of similarity in age, salary, organization employment, and geographic location. Lusardi, 118 F.R.D. at 357-58.

In Brooks, the district court also decertified an ADEA collective action applying Lusardi's reasoning.[21] Because the potential plaintiffs worked in nine states, in separate departments, under separate supervisors, and had a variety of ages (from forty to seventy-five years) and pay grades, the court concluded that "disparate factual and employment settings" existed, and that "the circumstances of employment termination are diverse." 164 F.R.D. at 569.

---

[21] Although the district court did not explicitly utilize the two-tier approach, the plaintiff had three months of discovery on his class claims. Brooks, 164 F.R.D. at 568-69. Therefore, Brooks is akin to a second-tier case.

22

In Bayles, the plaintiffs sued AMR, their ambulance service employer, under the FLSA. AMR scheduled its crews to work ten twenty-four-hour shifts per month and deducted two or three hours per shift for meal time. If an employee could not take at least a forty-five-minute meal break during the designated time, then s/he could submit a time slip requesting extra compensation (although there was a dispute over whether the defendant followed that policy). The employer also deducted eight hours from each twenty-four hour-shift for sleep time. If crews were called to duty during sleep time, they were paid for time worked rounded to the nearest half-hour (as long as time worked exceeded fifteen minutes). When such work time exceeded three and one-half hours, crews were paid for all eight hours of sleep time. 950 F. Supp. at 1054-55.

On defendant's motion to decertify, the district court used three approaches to determine whether the plaintiffs were similarly situated, including the ad hoc approach. However, regardless of which approach it used, the district court found that the plaintiffs were not similarly situated. Bayles, 950 F. Supp. at 1060-68. For example, with regard to the meal time claim, the court noted that plaintiffs varied dramatically in their accounts of whether defendant followed the stated policy, and the evidence reflected that only certain management personnel of defendant may

23

have strayed from the policy. "Accordingly, each plaintiff's proof of violation will be individualized because it depends upon how or whether defendant's policy was implemented by individual managers with regard to individual plaintiffs, not what the policy was." Id. at 1061.

The district court found equally troublesome problems with the sleep time claims. The governing regulation allowed an employer and employee to agree to exclude bona fide, regularly scheduled sleeping periods of not more than eight hours from hours worked, provided that adequate sleeping facilities were furnished by the employer and the employee could usually enjoy an uninterrupted night's sleep. If the sleep period was interrupted by a call to duty, the interruption must be counted as hours worked. If the sleep period was interrupted to such an extent that the employee could not get at least five hours of sleep (i.e., interruptions exceeded three hours), the entire time must be counted as working time. Bayles, 950 F. Supp. at 1062. The defendant conceded that its policy of counting all sleep time as work time only when interruptions exceed three and one-half hours violated the regulation. Id. Nevertheless, the district court found that numerous issues that varied on an individual basis must be determined to establish liability as to each plaintiff. Whether an employee could have "usually" enjoyed an uninterrupted night's sleep

24

involved several factors (i.e., call volume, sleep habits, and station variations) that were unique to each plaintiff. Id.[22]

In Mooney, the district court applied Lusardi and also decertified the conditional class for the following reasons:

> An analysis of the pertinent facts in the case at bar reveals that the would-be members of the ADEA representative class were subject to vastly disparate employment situations. First, . . . Plaintiffs were employed by at least 93 different Aramco departments scattered over 11 separate locations in Saudi Arabia. Virtually every plaintiff worked in a different division of the company and held a distinct job title requiring different job skills. Moreover, Plaintiffs differ significantly in employment characteristics such as job tenure (varying from 1 to 34 years), employment history, salary grade, qualifications, and education. Plaintiffs were of vastly different ages when hired, and varied in age at termination from 40 to 68. As discussed in more detail below, Plaintiffs were discharged from their employment in several different years upon the recommendation of different decision-making supervisors for a variety of stated reasons.

---

[22] The primary interruption to sleep was calls to duty, but call volume varied significantly among stations and among the plaintiffs. Thus, sleep time "varied significantly among individual plaintiffs." Bayles, 950 F. Supp. at 1062. Plaintiffs also sought to be paid for the time it took to get back to sleep after returning, but estimates of how long it took each plaintiff to get back to sleep showed "considerable variation." Id. Finally, variations in conditions at stations contributed to disparities in sleep time. Some plaintiffs were kept awake by tones that sounded in their stations for fire trucks, but only four ambulance crews were stationed in fire houses. Plaintiffs who slept at different stations complained that noise from scanners kept them awake; but, some stations either had no scanners or turned down their volume at night. Other plaintiffs asserted that they were kept awake by the sounds made by other crews answering calls or by crews filling oxygen tanks. However, only two stations housed two crews and only four stations had facilities to fill oxygen tanks. Id.

The specific circumstances of termination alleged by Plaintiffs are equally diverse. Deposition testimony from the respective Plaintiffs reveals a wide range of claims and theories of recovery, including: discriminatory selection for RIF, forced retirement, replacement with younger, older, American, Saudi, or Muslim employees, and Aramco's refusal to transfer Plaintiffs to other departments. Some Plaintiffs allege that Aramco should have "bumped" other employees to create open positions for them. Still others claim that Aramco "retaliated" against them by refusing to rehire them after they complained of discriminatory treatment. . . .

1993 WL 739661, at *9 (footnotes omitted); see also Stone, 203 F.R.D. at 543

(maintenance of a 160-plaintiff collective action inappropriate because "proposed

opt-in class mixes employees with different job titles and from all levels of the

organization; includes individuals employed within different divisions of the bank;

includes individuals who assert a variety of claims, many of which have not been

asserted by the representative").

In Mertz, a case brought by restaurant cooks and servers, the district court

found that this first factor required decertification for the following reasons:

In this case, the named plaintiffs who reside in the greater Birmingham area, seek to represent individuals who worked in a multi-state geographical area, in different operational divisions of defendant, in separate restaurant facilities, at different times, reporting directly to and under the direct supervision of numerous different unit managers assigned to each restaurant unit, who were each individually responsible for the implementation of appropriate management policies,

26

practices, and procedures and were individually responsible to insure each hourly employee was compensated in accordance with the FLSA.

1999 U.S. Dist. LEXIS 18386, at *9.

Similarly, in Ray, plaintiffs filed suit under the FLSA alleging denial of overtime while employed as "exempt" assistant managers at hotel facilities located in various states. 1996 WL 938231, at *1.[23] In addressing this first factor, the district court made the following observations:

> The facts before the Court illustrate some similarities among the plaintiffs. First, the Plaintiffs all were or are employed in the same position pursuant to a similar management plan as members of a management team consisting of a manager and an assistant manager. Second, Plaintiffs were or are employed by the same corporate entity as their employer. Finally, Plaintiffs allege a common illegal plan enacted by Defendants in violation of the FLSA.
>
> Despite these similarities, there are countless differences between the Plaintiffs. The Plaintiffs joined in this action so far are employed in five different regions; the Plaintiffs have worked at a minimum of thirty-nine different properties; the Plaintiffs have worked in at least twenty different states; and, the Plaintiffs have worked at motel properties that vary widely as to the number of rooms and budgets. Finally, the amount of overtime hours worked varies between Plaintiffs, which demonstrates a lack of commonality for damages.

---

[23] Although the district court did not explicitly use the two-tier approach, there was extensive discovery on the class issue. Ray, 1996 WL 938231, at * 4. Therefore, Ray is akin to a second-tier case.

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In comparing the list of similarities and differences, . . . it is not enough that all the plaintiffs share the same employer and that they allege a common scheme. Rather, the court must also look to specific factual similarities or differences and manageability concerns. . . . [T]he members of this proposed class come from "different local offices" or "offices in the company," "different geographic locations" and "different supervisors and salaries."

Moreover, the illegal overtime plan alleged by Plaintiffs in the present action is not necessarily carried out through central management. First, official written policy dictates that overtime will be paid in compliance with the FLSA. Second, if an illegal scheme exists at all, it is implemented on a decentralized level. Specifically, the approval of overtime is controlled by area supervisors. Further, in that Plaintiffs also allege that budget plans demonstrate a need for improper overtime, it is notable that the budgetary plans differ according to region and property. The evidence does not indicate that all the Plaintiffs sustained injury from one unlawful policy. . . . The discrepancies between Plaintiffs' employment circumstances and the significant manageability problems inherent in a trial of 1000 plus individuals demonstrate that it is inappropriate to pursue this case as a class action.

Id., at *4-5.

However, in the Moss case, although there were differences between the job duties, geographic assignments, and hourly billing rates of the named and opt-in plaintiffs, the common claim asserted by each was that the defendant "violated the FLSA by failing to compensate them with overtime wages for their work." Moss, 210 F.R.D. at 410. Also, the "variations in the plaintiffs' duties, job locations and

28

hourly billing rates d[id] not differentiate the collective basis of the class to the extent that it defeats the primary objectives of a § 216(b) action." Id. Therefore, decertification was denied.

Also, in Bradford, sixteen plaintiffs who worked as salaried department managers filed a collective action in this court alleging that their employer had improperly classified them as exempt executive employees, and had thus violated the FLSA by failing to pay them overtime. With regard to the first factor, the district court determined that the employment setting was similar for each plaintiff. Each class member worked in a retail store selling household goods. Moreover, each class member's job duties, although not identical, were very similar. 184 F. Supp. 2d at 1347.

In Scott, three plaintiffs employed as Systems Engineers (job codes of 504*14 and 504*15) and classified as exempt from overtime brought suit under the FLSA, arguing that they were incorrectly classified and were thus owed unpaid overtime. 210 F.R.D. at 263. The defendant moved to decertify, arguing that "the diversity among the job duties of the plaintiffs precludes a finding of 'similar situation' because the manner in which each Systems Engineer spends his or her time at work and 'on-call' varies and cannot be determined through generalized proof." Id.

29

Although recognizing that the determination whether an employee is exempt is fact-intensive and turns on the full range of an employee's job duties and responsibilities, the district court rejected the defendant's argument and found that the exemption could be decided in a collective manner for employees who perform similar but not identical duties. Id. at 265.

The district court found that plaintiffs' claims could be supported by generalized proof because the

> record evidence suggests that the actual job duties of the plaintiffs are quite similar. Each "Systems Engineer" with the 504*14 and 504*16 job codes, "install[s], implements[s], and support[s] large scale and mid-range technologies (hardware/software) that enable[s] Aetna to meet its internal computer service requirements." Several potential class members have testified that the work performed by Aetna's Systems Engineers concerned, in general terms, "specific computer platforms that support the electronic services provided to its customers." As well, Aetna classifies the employment of the plaintiffs in a single job category, i.e., "Systems Engineer," lists the job duties of the Systems Engineers in one document – the "Matrix" – and applies a blanket overtime exemption policy to such engineers. Accordingly, the job duties of the Systems Engineers may be established by generalized proof.

Scott, 210 F.R.D. at 265 (alterations in original) (record citations omitted). The district court agreed with the defendant's contention that the deposition testimony indicated that each Systems Engineer spent his time on somewhat different specific

30

assignments. However, this fact did not refute the "conclusion that job duties of the plaintiffs and 'opt-in' plaintiffs are of the same type. The 'exemption' analysis does not require a more narrow inquiry into the job duties of an employee." Id.

2. Individualized Defenses

The second factor "raises the issue of whether the potential defenses pertain to the opt-in class as a whole or whether many different defenses will be raised with respect to each individual opt-in plaintiff." Moss, 201 F.R.D. at 410. This factor was applied in Lusardi, where the district court explained that an employer has numerous defenses (i.e, reasonable factors other than age, such as poor performance) that it may assert to rebut any inference of age discrimination raised by the plaintiffs' prima facie case. Or, an employer may assert numerous affirmative defenses for which it has the burden of proof (i.e., bona fide occupational qualification, bona fide seniority system, or bona fide employee benefit plan; the business necessity defense; or execution of a valid waiver and release of claims). Such individualized defenses prevent collective treatment. Lusardi, 118 F.R.D. at 364-70.

Similarly, in Mooney, the district court, after noting the wide factual variations among the plaintiffs, held as follows:

31

> In view of the hodgepodge of claims and allegations, it is clear that the defenses available to Aramco are just about as disparate as the Plaintiffs themselves. . . . Moreover, because Aramco, as a defendant in an ADEA action, is entitled to articulate "legitimate, nondiscriminatory reason[s] for the employees' rejection," including "reasonable factors other than age" ("RFOA"), the court's evaluation of Aramco's defenses inevitably will require presentation of evidence unique to each individual plaintiff.

1993 WL 739661, at *10 (citation omitted).

In Bayles, as noted above, there were substantial variations in proof among the plaintiffs. Despite these variations, plaintiffs argued that the defendant could defend itself using averages. Because employees moved from station to station, the plaintiffs argued that evidence of the conditions in all stations would need to be proved anyway. The defendant argued that it was not liable for sleep time claims because plaintiffs impliedly agreed to its sleep time policy and that such agreements could not be proved by averages but had to be addressed on an individualized basis. The district court agreed with the defendant as follows: "Even assuming that averages were used to generalize the sleeping conditions at each station, significant individual issues remain (e.g., individual sleep habits, how much time each plaintiff spent at each station, whether each plaintiff impliedly agreed to AMR's sleeptime policy, etc.)." 950 F. Supp. at 1063.

32

However, in Moss, the district court rejected the defendant's argument that the statute of limitations defense was so individualized that collective action was inappropriate. 210 F.R.D. at 410. Although the defendant intended to examine each opt-in plaintiff about his personal knowledge of the FLSA to show that the statute of limitations should not be tolled, the district court found that this defense was asserted against the entire class. Id.[24] The district court also rejected the defendant's argument that its exemption defense (i.e., that the plaintiffs were not owed overtime because they were exempt from the FLSA's requirements due to their job duties) prevented collective treatment, noting that the opt-in plaintiffs served primarily as monitors, adjusters, invoice reviewers, and supervisors, and that "the duties of one opt-in plaintiff were not substantially distinct from those of another holding the same position." Id. at 410-11.

In Bradford the defendant argued that application of the professional exemption was individual to class members and could not be litigated collectively. The district court disagreed, finding that the determination of whether each class

_____

[24] This portion of Moss is unpersuasive. If the statute of limitations question had been whether a particular plaintiff's claim was barred by passage of time, then the result may have been correct. However, the question was whether the statute's running was tolled by equitable considerations. Moss, 210 F.R.D. at 399, 401, 411. That determination necessarily requires individualized evidence. It appears that the district court allowed the case to proceed collectively despite individualized determinations because the number of class members was relatively small, making one trial preferable to many. Id. at 411.

33

member qualified for the exemption was governed by the job duties each department manager performed. Because plaintiffs' job duties were substantially similar, the issue could be litigated collectively. 184 F. Supp. 2d at 1351. Defendant also argued that plaintiffs were dissimilar because each had a different compensation agreement. Id. Because department managers were often paid commensurate with prior experience, some earned more than others (although all were paid on a salary basis). However, the district court found this fact insignificant: "The differing salaries do not create an individual issue because, if necessary, the compensation due to each Plaintiff can be calculated using a formula to figure the expected hourly rate for each employee based on his or her annual salary." Id. Finally, the defendant also argued that the plaintiffs should not be allowed to proceed collectively because some plaintiffs began receiving overtime in 1999; thus, some department managers may have already received compensation for the overtime sought. Id. Again, the district court found that this issue did not preclude collective litigation. If some department managers already received payment for overtime sought, then this issue could be resolved by holding individual damage hearings. Id.

34

3.   Fairness and Procedural Considerations

"Fairness and procedural factors direct the court to consider whether it can analyze the opt-in class with a 'broad scale approach.'" Moss, 201 F.R.D. at 410. In so doing, a court should consider that the primary objectives of a collective action "are: (1) to lower costs to the plaintiffs through the pooling of resources; and (2) to limit the controversy to one proceeding which efficiently resolves common issue of law and fact that arose from the same alleged activity." Id. The district court must also determine whether it can coherently manage the class in a manner that will not prejudice any party. Id. This last sentence was echoed by the Tenth Circuit in Thiessen, when it stated that all approaches used to determine whether plaintiffs are similarly situated (such as the ad hoc analysis) "allow for consideration of the same or similar factors, and generally provide a district court with discretion to deny certification for trial management reasons." 267 F.3d at 1105.

The third Lusardi factor thus focuses on both fairness and manageability. The Court examines in Part II.A.3.a. how other second-tier cases have applied the third Lusardi factor. In Part II.A.3.b., the Court examines the manageability issue by reviewing the special proof and evidentiary tools used in the trial of collective FLSA actions.

35

a. Cases Applying the Third *Lusardi* Factor

In Lusardi, plaintiffs argued that a jury could first decide class wide liability; Xerox then could raise individual defenses to each plaintiff's claims in the context of remedial/damage mini-trials conducted by a special master. Lusardi, 118 F.R.D. at 372, 375. However, given the existence of so many individualized defenses, the district court was concerned over fairness of the procedure that might be used to try the case. Accordingly, the district court found,

> To proceed without permitting Xerox to raise at the liability stage of trial each and every defense available to it where each potential class member is readily identifiable and must step forward in order to assert and prove an individual claim for liability or at least be the subject of a defense particular to each such plaintiff would deprive defendant of the Fifth Amendment right to due process.

Id. at 370. However, if Xerox were allowed to defend each claim at the liability stage, the court believed that "serious questions [would] arise concerning the fairness, manageability and meaningfulness of 1325 separate jury trials under the guise of a class action before a single jury." Id. at 370-71. The ADEA permits collective actions only where employees are similarly situated "in order that a defendant be afforded an opportunity to effectively defend." Id. at 372. However, "where each individual class member must come forward in order to prove causation

36

prior to any finding of liability to that class member and where in each instance Xerox has the possibility of raising any one of the several defenses previously outlined, plaintiffs cannot be deemed similarly situated so as to constitute a class under the ADEA." Id. at 375.

On appeal of that decertification opinion, the Third Circuit remanded the case on the narrow question of whether certain individual plaintiffs had filed charges with the EEOC before opting-in to the lawsuit, and directed that the decertification order be reconsidered. See Lusardi, 855 F.2d at 1076-80. The district court corrected the sole error identified by the Circuit and again decertified the class, but this time focusing more attention on manageability problems:

> In the Lusardi matter, not only is there significant case management concern, but, as well, the likelihood that the individualized defenses of Xerox and indeed employment situations for each of the more than thirteen hundred plaintiffs will not only detract from any asserted commonality of the questions as viewed from the standpoint of the class members but, in point of fact, destroy any possible commonality.
> . . . .
> Manageability of a jury trial in which there would be more than 1300 separate trials would not be possible. Even assuming only two defense witnesses for each of the 1321 plaintiffs there would be a total of 3963 witnesses. At only one half trial day per witness for direct and cross examination, the total trial would consume more than 1980 trial days; giving each witness only one third of a trial day for direct and cross examination, more than 1320 trial days would be consumed. Moreover, it is not unrealistic to assume that many of the witnesses would take

37

much more than one-third to one-half of a trial day to present each plaintiff's case or the defense which is unique to each of the plaintiffs. Simply put, this case is not suitable for class treatment.

Lusardi, 122 F.R.D. at 466-67.

Similarly, in Bayles, although the court recognized the benefits of a FLSA collective action to both plaintiffs (i.e., lower individual costs to vindicate rights by the pooling of resources) and to the judicial system (i.e., avoiding eighty separate trials), and acknowledged that some plaintiffs would not go forward if the case were decertified due to prohibitive costs, the district court nevertheless was "not persuaded that a single trial would save significant time or effort." 950 F. Supp. at 1067. The district court added:

> As discussed, this case is fraught with questions requiring distinct proof as to individual plaintiffs. Issues requiring individualized proof, such a call volume sleep habits, conditions at particular stations, and treatment under AMR's mealtime policy, dominate plaintiffs' claims. In addition, AMR's defense that plaintiffs impliedly agreed to AMR's sleeptime policy cannot be addressed on a class-wide basis. Simply put, under a plain reading of § 216(b) and bearing in mind the purposes of a collective action, I find and conclude that plaintiffs are not similarly situated.

Id.

The Tenth Circuit reached an opposite result in Thiessen, which was a pattern and practice ADEA suit. The primary allegation was that, because the employer

38

viewed older managers as blocking the advancement of younger ones (the alleged "blocker policy"), it took steps to remove them. 267 F.3d at 1100. In reversing the district court's decertification order, the Tenth Circuit found that the assertion of "a pattern-or-practice claim modeled on International Brotherhood of Teamsters v. United States" made a critical difference. Id. at 1105.[25] "[T]he order and allocation of proof, as well as the overall nature of the trial proceedings, in a pattern-or-practice case differ dramatically from a case involving only individual claims of discrimination." Id. at 1106. The district court had failed to account for the pattern-or-practice nature of the plaintiffs' claim when conducting its three-part ad hoc analysis.

The Circuit stated that the district court, in finding against plaintiffs on factor one (disparate factual and employment settings), made findings in the guise of

---

[25] A pattern-or-practice case is tried in two or more stages. At the first stage, the plaintiffs' burden is to show that unlawful discrimination has been the employer's standard operating practice. Thiessen, 267 F.3d at 1106. Plaintiffs are not required to offer evidence that each person for whom they will ultimately seek relief was a victim, but only that such a practice existed. If the plaintiffs are successful, the burden shifts to the defendant to defeat the prima facie showing by demonstrating that the plaintiffs' proof is either inaccurate or insignificant. If the employer fails to rebut the inference arising from that prima facie case, then the finder of fact can conclude that a violation has occurred and the court can award prospective relief. Id. If the plaintiffs seek individual relief, the case moves to the second stage, where it must be determined whether each plaintiff was a victim of discrimination. Having prevailed at the first stage, plaintiffs obtain a distinct advantage—a presumption that the employer discriminated against them. Id.

deciding whether plaintiffs were similarly situated, and failed to take into account that, if plaintiffs proved a pattern-or-practice, then they would be entitled to a presumption that the adverse employment actions they suffered were the result of it. Thiessen, 267 F.3d at 1107. The district court's consideration of the second factor (individualized defenses) was also negatively impacted by its failure to acknowledge the existence of the pattern-or-practice claim. Id. Although individualized defenses were asserted, they would not become a focal point until the second stage of the trial and could be dealt with in a series of individual trials if necessary. Only a few common defenses existed to the first stage of the trial. By focusing on individual defenses only available at stage two, the district court had deprived plaintiffs of the opportunity to prove the existence of a pattern-or-practice in stage one and to obtain the benefit of the presumption of discrimination in stage two. Id. As for the third factor (fairness and procedural considerations), the district court failed to note that the plan offered by plaintiffs was consistent with the type trial outlined in Teamsters. Id.

The relatively small size of the class led the district court in Moss to reject the defendant's argument that fairness and procedural considerations required decertification. If the case were decertified, the district court stated that it would

40

have to make a statute of limitations determination in over seventy separate trials. 210 F.R.D. at 411. "Accordingly, the effective case management and practicality considerations of the third factor favor resolving the statute of limitations issue for each plaintiff in a single class action lawsuit." Id. at 411.

This court in Bradford rejected the defendant's argument that it would not be unfair to decertify the FLSA case because each plaintiff could pursue his or her own claims individually. 184 F. Supp. 2d at 1351. In reality, the plaintiffs would not be expected to pursue small claims. The only way to vindicate their rights was through collective action. Id. The defendant also argued that the "similarly situated" requirement was not met because the named plaintiffs had shorter tenure on average than the opt-in plaintiffs. Thus, the depositions of these shorter-tenured employees did not fairly reflect the range of duties performed by department managers as they gained experience. Id. at 1351-52. The district court again rejected the defendant's argument, noting that the named plaintiffs had widely varying tenures, ranging from a few months to many years. The district court was satisfied that the range of tenure represented by the deponents was sufficient to allow a fair characterization of the job duties of department managers over time. Id. at 1352.

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b.   Proof With Representative Testimony

The seminal decision in this area is <u>Anderson v. Mt. Clemens Pottery Co.</u>, 328 U.S. 680 (1946), <u>superseded by statute as stated in</u> <u>Carter v. Panama Canal Co.</u>, 463 F.2d 1289 (D.C. Cir. 1972). In that case, fourteen minutes before a shift began, employees were permitted to punch time clocks, walk to their respective stations, and prepare for the start of work. 328 U.S. at 683. Approximately 200 employees used each time clock during each fourteen-minute period, and an average of twenty-five employees could punch the clock per minute. Thus, a minimum of eight minutes was necessary for the employees to get by the time clock. After clocking in, employees walked to their work stations. However, they were free to stop along the way to converse with other employees or to do whatever else they desired. <u>Id.</u> The minimum distances between time clocks and work stations varied from 130 feet to 890 feet, with the estimated walking time ranging from thirty seconds to three minutes. Some estimates of walking time were as high as eight minutes. Upon arriving at their work stations, employees performed various preliminary duties that consumed up to four minutes. The employees were allowed a fourteen-minute period at the completion of the shift to leave the plant and punch out at the time clocks. <u>Id.</u>

The employer calculated working time using the time cards punched by the clocks. Compensable working time extended from the succeeding even quarter hour after employees punched in to the quarter hour immediately preceding the time when they punched out. Thus, an employee who punched in at 6:46 a.m., punched out at 12:14 p.m., punched in again at 12:46 p.m., and finally punched out at 4:14 p.m., was credited with having worked the eight hours between 7:00 a.m. and 12 noon and between 1:00 p.m. and 4:00 p.m.—a total of 56 minutes less than the time recorded by the time clocks. Id. at 683-84.

Seven employees and their local union, on behalf of themselves and others similarly situated, brought suit under Section 16(b) of the FLSA, alleging that the foregoing method of computation did not accurately reflect all the time actually worked and that they were deprived of the proper overtime compensation guaranteed them by Section 7(a) of that Act. They claimed that all employees worked approximately 56 minutes more per day than credited by their employer, and that, in any event, all the time between the hours punched on the time cards constituted compensable working time. Mt. Clemens Pottery, 328 U.S. at 684. The district court referred the case to a special master. After hearing testimony and making findings, the master recommended that the case be dismissed because the

43

complaining employees had not established by a preponderance of evidence a violation of the FLSA. Id. He found that the employees were not required to, and did not, work approximately 56 minutes more per day than credited to them. He further found that the employees had not sustained their burden to prove that all the time between the punched entries on the clock was spent in working and that conversely none of the time in advance of the starting time spent by employees arriving early was their own time. Id. He concluded that production work did not regularly commence until the established starting time; if in some instances the work was commenced shortly prior thereto, it was counterbalanced by occasions when it was started after the hour and by admitted occasions when it was stopped several minutes before quitting time. Id.

As for the time between the punching of the clocks and the start of the productive work, the master made the following determinations:

(1)   The time spent in walking from the time clocks to the places of work was not compensable working time in view of the established custom in the industry and in defendant's plant to that effect;

(2)   The time consumed in preliminary duties after arriving at the places of work was not compensable since the employees had produced no reliable evidence from which the amount of such work could be determined with reasonable definiteness; and

44

(3)   The time spent in waiting before and after the shift periods was not compensable since the employees failed to prove that if they came in early enough to have waiting time they were required to do so or were not free to spend such time on their own behalf.

Mt. Clemens Pottery, 328 U.S. at 685.

The district court generally agreed with the master with one exception. It found that the evidence demonstrated that practically all of the employees had punched in, walked to their places of work and were ready for productive work from five to seven minutes before the scheduled starting time, "'and it does not seem probable that with compensation set by piece work, and the crew ready, that these employees didn't start to work immediately.'" Mt. Clemens Pottery, 328 U.S. at 685 (quoting district court). The district court, therefore, established a formula for computing this additional time spent in productive work. Five minutes were allowed for punching the clock and two minutes for walking from the clock to the place of work—a total of seven minutes that were not to be considered as working time. All minutes over those seven as shown by the time cards in the morning and all over five at the beginning of the afternoon were to be computed as part of the hours worked. Id. The district court found no evidence of productive work after the scheduled quitting time at noon or night. Id. at 685-86. In other words, working time under

45

this formula extended from the time punched in the morning, less seven minutes, to the scheduled quitting time at noon and from the time punched at the beginning of the afternoon, less five minutes, to the scheduled quitting time for the day. Id. at 686. No reason was given for the two-minute difference between the morning and afternoon punch-ins. Id. The use of this formula led the district court to enter a judgment against the employer. Id.

On appeal, the Sixth Circuit held that the master's conclusions were supported by substantial evidence and not clearly erroneous. Mt. Clemens Pottery, 328 U.S. at 686. The district court had erred in failing to accept the master's finding that productive work did not actually start until the scheduled time. Also, the district court's formula for computing additional productive work was unsustainable because it was based upon surmise and conjecture. The Sixth Circuit further held that the burden rested upon the employees to prove by a preponderance of the evidence that they did not receive the wages to which they were entitled under the Act, and to show by evidence rather than conjecture the extent of overtime worked, it being insufficient for them merely to offer an estimated average of overtime worked. The case was dismissed. Id.

The Supreme Court found, however, that both the Sixth Circuit and the master

had imposed an improper standard of proof upon the employees. That standard had

the practical effect of impairing many of the benefits of the FLSA. Mt. Clemens

Pottery, 328 U.S. at 686. As the Court explained:

> An employee who brings suit under § 16(b) of the Act for unpaid
> minimum wages or unpaid overtime compensation, together with
> liquidated damages, has the burden of proving that he performed work
> for which he was not properly compensated. The remedial nature of
> this statute and the great public policy which it embodies, however,
> militate against making that burden an impossible hurdle for the
> employee. Due regard must be given to the fact that it is the employer
> who has the duty under § 11(c) of the Act to keep proper records of
> wages, hours and other conditions and practices of employment and
> who is in position to know and to produce the most probative facts
> concerning the nature and amount of work performed. Employees
> seldom keep such records themselves; even if they do, the records may
> be and frequently are untrustworthy. It is in this setting that a proper
> and fair standard must be erected for the employee to meet in carrying
> out his burden of proof.

Id. at 686-87.

Recognizing that "[t]he solution is not to penalize the employee by denying

him any recovery on the ground that he is unable to prove the precise extent of

uncompensated work," Mt. Clemens Pottery, 328 U.S. at 687, the Court imposed the

following significant burden on the employer:

47

In such a situation we hold that an employee has carried out his burden if he proves that he has in fact performed work for which he was improperly compensated and if he produces sufficient evidence to show the amount and extent of that work as a matter of just and reasonable inference. The burden then shifts to the employer to come forward with evidence of the precise amount of work performed or with evidence to negative the reasonableness of the inference to be drawn from the employee's evidence. If the employer fails to produce such evidence, the court may then award damages to the employee, even though the result be only approximate.

Id. at 687-88.

In response to arguments that approximate damages should not be awarded, the Court stated as follows:

The employer cannot be heard to complain that the damages lack the exactness and precision of measurement that would be possible had he kept records in accordance with the requirements of §11(c) of the Act. And even where the lack of accurate records grows out of a bona fide mistake as to whether certain activities or non-activities constitute work, the employer, having received the benefits of such work, cannot object to the payment for the work on the most accurate basis possible under the circumstances. Nor is such a result to be condemned by the rule that precludes the recovery of uncertain and speculative damages. That rule applies only to situations where the fact of damage is itself uncertain. But here we are assuming that the employee has proved that he has performed work and has not been paid in accordance with the statute. The damage is therefore certain. The uncertainty lies only in the amount of damages arising from the statutory violation by the employer. In such a case "it would be a perversion of fundamental principles of justice to deny all relief to the injured person, and thereby relieve the wrongdoer from making any amend for his acts." It is

48

enough under these circumstances if there is a basis for a reasonable inference as to the extent of the damages.

Mt. Clemens Pottery, 328 U.S. at 688.

Subsequent cases filed by the Secretary of Labor on behalf of employees have allowed representative testimony to establish a Mt. Clemens Pottery prima facie case.[26] For example, in Secretary of Labor v. DeSisto, 929 F.2d 789 (2d Cir. 1991), the court explained that, in the typical situation, the plaintiff presents testimony from some of the affected employees as part of the proof of a prima facie case. "It is well established that not all employees need testify in order to prove the violation or to recoup back wages. Rather, the [plaintiff] can rely on testimony and evidence from representative employees to meet the initial burden of proof requirement." Id. at 792. While the plaintiff's initial burden to establish a prima facie case in this manner may be "minimal," it is "not nonexistent." Id. at 793. The testifying employees must be truly representative of the other employees. "Usually, an

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[26] These actions by the Secretary of Labor were filed under 29 U.S.C. § 217, which provides in relevant part as follows:

> The district courts . . . shall have jurisdiction, for cause shown, to restrain violations of section 215 of this title, including in the case of violations of section 215(a)(2) of this title the restraint of any withholding of payment of minimum wagers or overtime compensation found by the court to be due to employees under this chapter . . . .

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employee can only represent other employees only if all perform substantially similar work." Id. "Where the employees fall into several job categories, . . . the testimony of a representative employee from, or a person with first-hand knowledge of, each of the categories, is essential to support a back pay award." Id. "'[T]here is no ratio or formula for determining the number of employee witnesses required to constitute a representative sample of employees; the adequacy of the representative testimony necessarily will be determined in light of the nature of the work involved, the working conditions and relationships, and the detail and credibility of the testimony.'" Id. (quoting with approval the Secretary of Labor's brief).[27]

A court must be cautious in allowing representative testimony in large cases. See Reich v. S. Md. Hosp., 43 F.3d 949, 952 (4th Cir. 1995) ("Virtually all of the cases using representative testimony involve a fairly small employee population, a limited number of employee positions, and uniform work tasks."). The representative testimony must be from employees who "performed substantially

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[27] Similar decisions exist in this Circuit. See Brock v. Norman's Country Market, Inc., 835 F.2d 823, 828 (11th Cir. 1988) (each employee need not testify in order to make out a prima facie case of the number of hours worked as a matter of just and reasonable inference); accord Donovan v. New Floridian Hotel, 676 F.2d 468, 472 (11th Cir. 1982); Brennan v. GMAC, 482 F.2d 825, 829 (5th Cir. 1973).

similar, if not identical, work to the non-testifying employees," and "where several job categories exist, a minimum of one representative from each category with first-hand knowledge is essential." Id. at 951. The sample of testifying employees must be sufficient to ensure group representation. See Reich v. S. New Eng. Telecomm. Corp., 121 F.3d 58, 67 (2d Cir. 1997) ("[T]here is no bright line formulation that mandates reversal when the sample is below a percentage threshold. It is axiomatic that the weight to be accorded evidence is a function not of quantity but of quality.").[28] Although there may be no bright-line formulation, whether the testimony is representative often rests on a comparison of the number of testifying witnesses to the number of opt-ins or employees.[29]

---

[28] The Second Circuit found a testifying sample of 2.5% of employees representative where (1) the testimony covered each clearly defined category of worker; (2) there was consistency among the worker's testimony; (3) the defendant offered no contradictory testimony; (4) the violations arose from an admitted policy of the employer that was consistently applied; and (5) the uncompensated periods at issue were the employees' lunch hours, which were predictable, daily recurring periods of uniform and predetermined duration. S. New Eng. Telecomm. Corp., 121 F.3d at 68.

[29] See, e.g., Mt. Clemens Pottery, 328 U.S. at 680 (eight out of 300 opt-ins testified, or 2.7%); S. New Eng. Telecomm. Corp., 121 F.3d at 58 (testimony of representative sample of 2.5% of workers, thirty-nine out of approximately 1560, was adequate when testimony covered each clearly defined worker category); S. Md. Hosp., 43 F.3d at 952 (district court abused its discretion in relying on a representative sample consisting of 1.6% of employees covering a "variety of departments, positions, time period, shifts, and staffing needs" when the sample failed to include employees from several departments); Reich v. Gateway Press, Inc., 13 F.3d 685, 701 (3d Cir. 1994) (upholding award where twenty-two out of seventy employees testified, or 31%); Martin v.
(continued...)

51

Some guiding principles may be gleaned from these cases. First, representative testimony has long been allowed in FLSA actions to prove a Mt. Clemens Pottery prima facie case. Second, the lowest percentage of testifying witnesses to non-testifying opt-ins/employees accepted has been 2.5%, although, as noted above, quality is favored over quantity. Third, the testifying witnesses must be truly representative and reflect all the job categories at issue. In other words, the testifying witnesses and non-testifying opt-ins/employees must, in a case brought under § 217, perform "substantially similar" work.

Defendant contends that cases allowing representative testimony to establish a Mt. Clemens Pottery prima facie case should be disregarded because they were

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[29](...continued)
Selker Bros., 949 F.2d 1286, 1297 (3d Cir. 1991) (allowing representative proof where twelve out of fourteen employees testified, or 85%); DeSisto, 929 F.2d at 789 (rejecting judgment when only one out of 244 employees, or .4%, testified, when non-testifying employees held a wide variety of positions); McLaughlin v. Ho Fat Seto, 850 F.2d 586 (9th Cir. 1988) (award upheld where five out of twenty-eight employees testified, or 5.6%); Donovan v. Bel-Loc Diner, 780 F.2d 1113 (4th Cir. 1985) (award upheld where twenty-two out of ninety-eight employees testified, or 22%); Donovan v. Williams Oil Co., 717 F.2d 503 (10th Cir. 1983) (award upheld where nineteen out of thirty-four employees testified, or 56%); New Floridian Hotel, 676 F.2d at 468 (award upheld where twenty three out of 207 employees receiving award testified, or 11%); Donovan v. Burger King Corp., 672 F.2d 221 (1st Cir. 1982) (award upheld where testimony of six employees from six restaurants, accompanied by stipulations that twenty other employees would testify similarly, supported award to 246 employees at 44 restaurants); GMAC, 482 F.2d at 825 (award upheld where sixteen out of twenty-six employees testified, or 43%); McLaughlin v. DialAmerica Mktg., Inc., 716 F. Supp. 812 (D.N.J. 1989) (award upheld where forty-three out of 393 employees testified, or 11%); Marshall v. Brunner, 500 F. Supp. 116 (W.D. Pa. 1980) (forty-eight out of ninety-three employees testified, or 52%), aff'd in part, rev'd in part, 668 F.2d 748 (3d Cir. 1982).

52

brought under § 217 and not under § 216(b). Def.'s Decert. Reply [386] at 13 n.10.

However, the Court notes that Mt. Clemens Pottery was brought under § 216(b) and

representative testimony was used in that case. See Mt. Clemens Pottery v.

Anderson, 149 F.2d 461 (6th Cir. 1945) (noting that eight out of 300 opt-ins testified

along with Department of Labor investigator). Moreover, although defendant is

correct that virtually all cases allowing representative testimony to prove a Mt.

Clemens Pottery prima facie case have been § 217 actions,[30] the representative proof

model holds that an employee can represent "other employees only if all perform

substantially similar work." Desisto, 929 F.2d at 793 (emphasis added). That

"substantially similar" requirement under § 217 is very close to the "similarly

situated" requirement of § 216(b). Therefore, the undersigned sees no principled

reason not to recommend that representative testimony be used to establish a Mt.

Clemens Pottery prima facie case here, provided that the plaintiffs are similarly

situated and the testifying witnesses are representative.

---

[30] That most representative proof cases have been brought under 29 U.S.C. § 217 by the U.S. Department of Labor probably explains why neither the parties' research nor that conducted by the Court has uncovered an opinion addressing both the use of representative testimony and the third Lusardi factor (i.e., fairness and procedural considerations).

53

Defendant also argues that Mt. Clemens Pottery should not be applied here because (1) there is no evidence that it failed to keep records and (2) in Mt. Clemens Pottery, liability for uncompensated time was established and the only uncertainty was damages. Def.'s Decert. Reply [386] at 8-9. However, neither argument is correct. First, if plaintiffs prove that they were locked in and not paid for that waiting time, defendant kept no records of it. Second, in Mt. Clemens Pottery, the issue of liability for uncompensated time was established only after a trial. 328 U.S. at 684-86. The same may hold true here.

III. SUMMARY OF THE PARTIES' EVIDENCE

The evidentiary materials submitted by the parties are extensive. They filed hundreds of deposition transcripts [329-52, 371-82] and voluminous record excerpts contained in the following appendices:

1. Appendix of Evidence Regarding the Named Plaintiffs [322] (hereafter "Def.'s Evid. App. [322]");

2. Appendix of Evidence of Cracker Barrel's Store Closing Policies & Procedures, Vols. I-III [323] (hereafter "Def.'s Store Closing App. [323] Vol. __");

3. Appendix of Expert Evidence, Vols. I-II [324] (hereafter "Def.'s Expert App. [324] Vol. __"); and

54

4. Appendix of Evidence of Cracker Barrel's Server Policies & Procedures, Vols. I-II [325] (hereafter "Def.'s Server App. [325] Vol. __").

5. Plaintiffs' Appendix of Evidence in Support of Responses to Defendant's Motion for Decertification and Dispositive Motions [363] (hereafter "Pls.' Evid. App. [363]");

6. Appendix of Plaintiffs' Interrogatory Responses, Vols. I-VI [363] (hereafter "Pls.' Interrog. App. [363] Vol. __"); and

7. Appendix of Declarations, Vols. I-II [363] (hereafter "Pls.' Decl. App. [363] Vol. __").

From these evidentiary materials, the parties have argued for and against decertification in their extensive briefs. On the basis of the record and these briefs, the Court provides in this Part III a summary of the evidence highlighted by the parties by claim and, in Part IV, their contentions on each factor of the ad hoc analysis.

A. The Lock-In Claim

1. Defendant's Evidence

Defendant begins with the two named plaintiffs. Cracker Barrel shows that Ms. McDermott only worked the closing shift as a server during her first year of employment (1998); that she worked past closing time on only twenty-six occasions that year; and that by her own testimony, her average lock-in period was between ten and twenty minutes per night. Def.'s Decert. Br. [318] at 5. Ms. Gentry, who worked some closing shifts as a server or grill cook, allegedly waited off the clock for twenty to thirty minutes each time, although there were variations in her waiting time depending on which job she worked. Id. at 8-9.

Defendant's policy prohibits "off the clock" work, and eighteen deponents acknowledged that they knew of this policy. Def.'s Decert. Br. [318] at 17, 29; Def.'s Store Closing App. [323] Vol. I Tab 3. This policy is posted and made known to employees through handbooks and training. Def.'s Decert. Br. [318] at 17-18. Each manager on duty has the responsibility for following this policy (which is reiterated to them through training and bulletins) and ensuring FLSA compliance. Id. at 18.

At least fifteen different hourly job codes recorded hours at closing.[31] Moreover, opt-ins varied with regard to tenure (less than one week to more than thirty years), average hours worked per week (five to 100), and average number of shifts worked per week (less than one to 12.5). Def.'s Decert. Br. [318] at 2, 12,

---

[31] Departure times varied by assigned closing duties. The job to which an employee is assigned significantly affects the likelihood that he will be present when the doors are chained. The three most common job codes present at closing are dishwasher, server, and grill cook. Def.'s Decert. Br. [318] at 31-32.

50-52. Additionally, the number of employees working at closing time who could have been locked in varied depending on the store's volume. Id. at 22. The opt-ins also worked over multiple time periods under the supervision of and in reliance on the instructions of hundreds (if not thousands) of managers, who performed closing procedures differently and who took varying amounts of time to conduct them. Id. at 2, 24-26, 50-52.

For example, the amount of time it took to complete the cash settlement process often depended on whether the cashier being checked out was experienced or not. Further, when two managers were on duty on weekends, the wait time was shorter, although many of defendant's witnesses conceded that stores often did not schedule two managers to close on weekends. See Def.'s Store Closing App. [323] Vol. I Tab 27. Also, the amount of time taken to conduct closing procedures varied over time as a new computer system (MICROS) was being introduced. Def.'s Decert. Br. [318] at 2, 24-27. Under both pre-MICROS and the MICROS systems, managers could clock out employees for a number of reasons, such as to allow him to start the end-of-day reporting process. When a manager clocks an employee out, he can enter the actual time or a later time, such as an estimate of when the employee will leave the store. Defendant's expert shows that stores with manager clock outs have statistically significantly more time on the clock after closing. Id. at 26-28.

If opt-ins could not clock themselves out on the MICROS system, some recorded actual departure times on a piece of paper or on an adjustment log. Def.'s Decert. Br. [318] at 28. Further, some opt-ins admit that their managers made adjustments to reflect their actual departure times. Additionally, Cracker Barrel shows that some employees may have remained on the clock during their wait time, some employees waited in the store for their own reasons, each opt-in verified his or her work hours each week via a Weekly Time Report, and employees always had (and some exercised) the right to request corrections to their recorded work hours. Id. at 28-32, 51-53.

2. Plaintiffs' Evidence

Plaintiffs begin by noting defendant's undisputed practice of chaining the doors shut when the last customer leaves a restaurant.[32] After that occurs, plaintiffs

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[32] See Def.'s Decert. Br. [318] at 19 ("Cracker Barrel's Operations Manual instructs each store's closing manager to chain lock the front doors from the inside after the departure of the last customer for two reasons: 1) In order to prevent anyone from entering the store for theft or assault purposes after store closing when an employee is exiting, and 2) to prevent any employee from exiting the store with merchandise or cash while the manager is in the store's office, which is also locked during cash handling procedures.").

contend that hourly employees who complete their closing duties must "clock out," but they may not leave. Instead, they must remain on the premises while managers and cashiers count the evening's receipts. Hourly employees allegedly were not paid for the time that they spent waiting for the doors to be unchained. Pls.' Decert. Resp. [362] at 16.

Plaintiffs presented a substantial body of evidence to support their claim that a common lock-in practice exists at Cracker Barrel. They point to deposition testimony from approximately 220 persons (most of whom are opt-in plaintiffs) describing how non-exempt employees were locked in and required to wait without compensation until managers unchained the doors. See Pls.' Decert. Resp. [362] at 17-21; see also Pls.' Evid. App. [363], Tab 13 (deposition transcript summary which displays citations to testimony of 168 deponents regarding lock-in claim and summarizes amount of time spent waiting off-the-clock).

Furthermore, plaintiffs point to relatively uniform declarations executed by 192 persons which show that hourly employees were routinely required to clock out and wait on the premises without compensation until the doors were unchained. See Pls.' Decert. Resp. [362] at 21-22 (citing and quoting from Pls.' Decl. App. [363],

59

Vols. I & II, various Tabs at ¶ 5).[33] Plaintiffs also rely on the responses submitted

to defendant's interrogatories. Specifically, Interrogatory No. 7 asked: "If you

worked the closing shift, did you ever remain in a Cracker Barrel store after you

clocked out without being compensated?" Plaintiffs represent that hundreds of

opt-ins provided affirmative responses to that question. Pls.' Decert. Resp. [362] at

22-23 (citing Pls.' Interrog. App. [363] Vols. I-VI).[34]

Finally, plaintiffs highlight the analysis conducted by defendant's experts,

Drs. Haworth and Thornton, who developed a method to estimate the potential

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[33] Because of what they contend was an extensive undertaking to secure declarations from numerous opt-ins, plaintiffs' counsel state that they created a uniform declaration. However, they assert that the uniformity observed in these declarations does not compromise their veracity because each one was individualized where necessary and verified. See Pls.' Decert. Resp. [362] at 21-22 n.16. Defendant responds that deposition testimony of many of these declarants, which was directly contrary to their assertions, does compromise the veracity of the declarations. See Def.'s Decert. Reply [386] at 5 n.4; Def.'s Decert. Br. [318] at 11-13 and Def.'s Store Closing App. [323] Vol. I Tab 22 (highlighting discrepancies by twenty-eight plaintiffs). Plaintiffs' explanation is that this relatively small number of persons "simply made unavoidable errors." See Pls.' Evid. App. [363] Tab 1 at 7.

[34] In its Reply Brief, defendant reiterates that the plaintiffs' declarations and discovery responses contain significant errors. They attach excerpts of testimony from 90 opt-ins which directly contradict their prior sworn declarations and/or discovery responses. See Def.'s Decert. Reply [386] at 5 n.5 and Ex. B thereto. Although discrepancies exist, about half of them are inconsequential (i.e., incorrect dates, stores locations, etc.). However, the other half reflect serious discrepancies between deposition testimony and the deponent's previous form declaration or discovery response.

off-the-clock time of the lock-in claimants. Utilizing time records and payroll data,[35] these experts determined the employees who were present at store closing each night. That data displayed the times at which cash registers were "unassigned" to cashiers, thus indicating the times that the cashiers met with the managers to complete the end-of-the day cash settlement process and thus the time when the last customer may have left the store and chain locks were placed on the doors. When a cashier clocked out might also indicate the time that the cash settlement process was completed and thus the time when a manager was free to unchain the doors and allow employees to leave. Pls.' Decert. Resp. [362] at 67 (citing Def.'s Expert App. [324] Vol. I Tab 1 at 25-31). Pursuant to the reasoning of defendant's experts, those employees who clocked out after the registers were "unassigned" were probably locked in the stores off-the-clock, and the amount of time during which they were locked in was calculated by reference to the time that the cashiers clocked-out at the end of the cash settlement process. Id.

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[35] The experts examined detailed time-entry data (referred to as "MICROS") from a random sample of approximately 25% of defendant's stores (106), for the month of June during 1998-2001, and for the month from October 15 to November 15 during 1998-2001. Def.'s Expert App. [324] Vol. I Tab 1 at 25.

Using that hypothesis, defendant's experts created a computational formula which showed that an average of four employees on Friday and Saturday night and three employees on other nights of the week spent an average of fourteen minutes locked-in off the clock. Pls.' Decert. Resp. [362] at 68 (discussing August 30, 2003, Report by Drs. Haworth and Thornton, found in Def.'s Expert App. [324] Vol. I Tab 1). Although plaintiffs do not agree with the methodology used by defendant's experts, and argue that various assumptions they made underestimate lock-in time, see Pls.' Decert. Resp. [362] at 67 n.35, 68, they nevertheless state that the work by defendant's experts shows that methods exist to adjudicate this claim collectively. Id.[36]

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[36] Defendant contends that its experts prepared this report in rebuttal to possible damage issues, and that it should not be relied upon to suggest that payroll records and a simple formula will suffice to prove that the opt-in plaintiffs are similarly situated, that it is liable, and that plaintiffs are each entitled to recover a specific dollar amount. Def.'s Decert. Reply [386] at 15 n.11. However, in contradiction of that contention, the Report itself states that "Counsel for defendant in the matter of McDermott v. Cracker Barrel Old Country Store, Inc. has asked the staff of Economic Research Services to review the opt-in forms of those with server and off-the-clock claims to ascertain whether or not their employment characteristics were common and typical of members of the preliminarily certified collection action. We were also asked to review and comment on the report of Plaintiffs' statistical expert, Dr. Liesel [sic] Fox." Def.'s Expert App. [324] Vol. I Tab 1 at 1.

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B.   The Server Claim

1.   Defendant's Evidence

Cracker Barrel begins its evidentiary summary with the named plaintiffs, Ms. McDermott and Ms. Gentry. Defendant contends that Ms. McDermott's estimate that she spent 60% of her time as a server performing side work was incredible. However, Cracker Barrel also highlights her admissions that she never cooked; that she performed side work only in her work area; that side work was shared and depended upon the assigned station; and that she performed little cleaning. Def.'s Decert. Br. [318] at 6. Ms. Gentry worked as a server and as a "checker" (i.e., a closer who oversaw the work of other servers). Id. at 9-10. She estimated that 50% of her time was spent on non-server work. Id. at 15.

Cracker Barrel pays its servers a wage of $2.13 per hour and takes a tip credit (unless prohibited by state law). Servers are informed of the tip credit at hire and are required to report 100% of their tips. The Company's payroll system ensures that tips reported by each server exceed the tip credit claimed for the server's weekly hours to verify that the server is earning at least minimum wage. If a server reports tips insufficient to cover the tip credit, Cracker Barrel pays that server additional "minimum wage make-up" for the difference. Def.'s Decert. Br. [318] at 32.

Defendant's policies prohibit servers from performing non-server work while clocked-in at the tip credit wage. If an employee worked "out of function," then s/he was to clock-out as a server and clock-in under another job code. Performing non-server work while clocked in as a server violated policy. Def.'s Decert. Br. [318] at 3, 33. Some servers admit in their depositions that Cracker Barrel policy prohibited them from performing non-server work at server wages. Id. at 33-34.

Defendant further contends that, although plaintiffs rely upon the Server Manual to suggest that all servers perform the same non-server duties, the evidence demonstrates that servers did not perform all of those duties. Def.'s Decert. Br. [318] at 3. Instead, defendant contends that server duties depend upon the particular store, shift, work station assigned, and manager (or checker) on duty. Id. at 3, 34-36, 55-58. Defendant also asserts that servers generally only had one or two tasks assigned as their side work, and that side work was allocated among all servers on each shift. Id. Also, defendant argues that the evidence shows that the server opt-ins worked in different store locations over different time periods under the supervision of and in reliance on the instructions of different decision-makers. Id. at 58.

64

Defendant reports that it retained Mr. Bernard Graber to determine objectively

the duties performed by its servers, the frequency of the performance of each such

duty, and whether each duty is related to the performance of tipped work. Def.'s

Decert. Br. [318] at 36. That expert identified 119 tasks as potential server duties.

However, defendant claims that all such tasks identified were either directly related

to the server's tipped work within the meaning of the FLSA, or did not occupy a

substantial portion of the server's work time. Id. at 37 (citing Def.'s Mot. for Summ.

J. on Pls.' Claims Re: Alleged Non-Server Work [321]).

2.   Plaintiffs' Evidence

Plaintiffs' server claim involves situations where servers were compelled to

perform a substantial amount of "side work" in addition to serving tasks, but were

paid only server wages (i.e., minimum wage with a deduction for the tip credit) for

that side work.[37] Pls.' Decert. Resp. [362] at 46. As evidence supporting their claim,

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[37] Cracker Barrel's Server Manual defines side work as "restocking, food preparation, and cleaning responsibilities." Def.'s Server App. [325] Vol. II Tab 2 at CBM-000595. There are three kinds of side work: (1) "opening side work," which occurs when the store opens each day; (2) "running side work," which occurs during a server's working time; and (3) "closing side work," which occurs when the store closes. Management assigns each server to perform specified side work by shift by writing the server's name by a task on a board posted in the server's aisle. Def.'s Server App. [325] Vol. I Tab 18 at 19, 24. Some side work is typically assigned only to second shift employees because the equipment is out of commission while being cleaned. Id. at 26. Moreover, some side work is easier or quicker to perform than other side work. Id. at 27.
(continued...)

plaintiffs point to Cracker Barrel's Server Manual, a copy of which is given to every server, which contains more than eleven pages of cleaning tasks that servers must perform. Id. at 46-47.[38] Plaintiffs also emphasize the testimony of defendant's expert, Mr. Bernard Graber, who conducted a work sampling study by first developing a list of 119 tasks performed by Cracker Barrel servers, many of which were side work. Defense counsel used that list to question opt-in deponents about their work. According to plaintiffs, the deponents uniformly testified that they performed the vast majority of tasks on that list. Id. at 47-48.

Plaintiffs also cite testimony from 220 server deponents, who repeatedly assert that defendant required them to perform significant amounts of side work that they believe was not sufficiently related to their tip-generating duties. See Pls.' Decert. Resp. [362] at 48-51 (quoting deposition testimony); Pls.' Evid. App. [363] Tab 13

---

[37](...continued)
Examples of typical side work assignments for stores with two or three dining rooms are found in the record. See Def.'s Server App. [325] Vol. II Tab 3.

[38] A number of the alleged cleaning procedures assigned to servers that plaintiffs assert are not server work are called "M.A.C." (for Management Action Chart). Def.'s Server App. Vol. II [325] Tab 2 at CBM-000629-630. The Server Manual contains M.A.C. recommendations concerning the items or areas that should be cleaned by day and shift. Id. Like side work, see supra note 37, store management assigns various servers to M.A.C. tasks by day and shift by posting names and assignments on a board. Def.'s Server App. Vol. I [325] Tab 18 at 17-18. Server M.A.C. duties are also listed in Server PAR Manuals. Def.'s Server App. Vol II [325] Tab 3.

(summarizing testimony regarding side work performed by servers and amount of time spent performing side work).

Plaintiffs also rely upon the numerous generally uniform sworn declarations that assert that servers "routinely performed non-serving duties before, during, and after the opening and closing shifts" and that the declarants observed other "servers performing non-server duties." See Pls.' Decert. Resp. [362] at 51-52 (citing Pls.' Decl. App. [363] Vols. I & II at ¶¶ 3, 4 of each declaration).[39] Paragraph 8 of each declaration lists roughly 70 to 80 alleged non-serving (and thus non-tip-generating) duties performed. Id.

Plaintiffs again rely upon responses provided to defendant's written discovery. They point out that one of defendant's interrogatories did not ask the opt-ins whether they performed side work, but rather if they had ever complained to a manager, home office employee, or employee relations specialist about being required to perform

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[39] Defendant attacks the credibility of these declarations because it construes them as asserting that servers performed side work for exactly 120 minutes each shift. See Def.'s Decert. Br. [318] at 15, 36. However, that is an inaccurate interpretation of the uniform language of the declarations, which states instead that performance of side work "took at least 2 hours per shift." See Pls.' Decl. App. [363] Vols. I & II at ¶ 8 of each declaration. Defendant also attacks certain declarations because the declarant's subsequent deposition transcript shows that they did not perform all of the side work tasks listed therein. Def.'s Decert. Br. [318] at 14, 36 (citing Def.'s Server App. [325] Vol. I Tabs 3 & 16 and Def.'s Store Closing App. [323] Vol. I Tab 22). Plaintiff defends these discrepancies as simply the result of faulty memories or unavoidable errors. See Pls.' Evid. App. [363] Tab 1 at 7; Pls.' Decert. Resp. [362] at 52-53.

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non-server duties while being compensated at the server rate. Pls.' Decert. Resp. [362] at 53-55 (citing Def.'s Interrog. No. 5). They deem the phrasing of that interrogatory as a concession. Plaintiffs admit that, although many discovery responders answered the interrogatory in the negative, many complained. They assert that the answers given to their complaints, i.e., that side work was expected, demonstrates that a common side work policy exists. Id. at 55.[40]

IV. SUMMARY OF THE PARTIES' CONTENTIONS

In this Part IV, the undersigned summarizes, for the both the lock-in and server claims, the parties' respective contentions on each of the three Lusardi factors: (1) disparate factual and employment settings; (2) individualized defenses; and (3) fairness and procedural considerations.

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[40] Defendant asserts that the interrogatory responses of discovery respondents reveal inaccuracies and gross exaggeration when compared to their deposition testimony. See Def.'s Decert. Br. [318] at 15-16 (citing Def.'s Store Closing App. [323] Vol. I Tab 22). Plaintiffs seek to excuse these instances as unavoidable errors. Pls.' Evid. App. [363] Tab 1 at 7.

A.   The Lock-In Claim

1.   Disparate Factual and Employment Settings

a.   Defendant's Contentions

Defendant argues that discovery regarding the lock-in claim proves the absence of any generally applicable illegal plan, policy, or practice at Cracker Barrel to deny compensation to those working the closing shift. Instead, as many plaintiffs admit, Company policy prohibited off-the-clock work. If off-the-clock work occurred, then defendant contends that it was a local practice in violation of policy, and a reflection of distinct, store-by-store, manager-by-manager, day-by-day, and position-by-position differences. Each opt-in plaintiff's lock-in claim is therefore highly fact-specific and dependent on how Cracker Barrel's undisputed no-off-the-clock work policy was implemented, or in some isolated cases, violated. Def.'s Decert. Br. [318] at 2, 51; Def.'s Decert. Reply [386] at 6.

Further, defendant points to factual disparities that exist with respect to each opt-in's position, tenure, average hours worked, and average number of shifts per week. Defendant argues that closing duties varied by position, store manager on duty, and day of the week, and that departure times varied. These op-ins worked under the supervision of and in reliance on the instructions of hundreds (if not

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thousands) of decision makers who performed closing procedures differently.

Finally, the opt-ins individually verified their daily clock-in and clock-out times

each week; those times may have been adjusted to reflect a later departure by the

manger on duty, and employees always had, and some took, the opportunity to

request corrections to their recorded work time. Def.'s Decert. Br. [318] at 3, 51-52.

b. Plaintiffs' Contentions

Plaintiffs assert that defendant's arguments on this point reflect a

misunderstanding of the nature of their FLSA claims. They assert that their claims

only require them to demonstrate that they performed work for which they were not

compensated. Pls.' Decert. Resp. [362] at 24. Defendant's arguments as to

variations in stores, managers, positions held, etc., are irrelevant because they only

explain the reasons for the FLSA violations. Their entitlement to relief is not

dependent upon why defendant did not compensate them properly, but rather upon

the finding that they were not paid. Id. at 24-25. Moreover, such variations are also

irrelevant in the absence of precise evidence of the effects caused by those

variations. Id. at 24-25, 31-36, 41.

In rebuttal to defendant's specific arguments, plaintiffs assert that the

contention that rogue local managers violated policy by not paying employees for waiting time ignores Cracker Barrel's admitted company-wide policy of locking in employees after closing, and the alleged widespread practice of refusing to compensate them for waiting time.[41] Pls.' Decert. Resp. [362] at 27-28. Plaintiffs also point out that defendant's policy prohibiting off-the-clock work did not prohibit off-the-clock waiting. Id. at 25-26, 40-41.

As for the variations highlighted by defendant, plaintiffs argue that they are irrelevant to the determination before the Court. Pls.' Decert. Resp. [362] at 31-33. A collective action may be maintained even if differences exist among opt-in plaintiffs concerning geographical dispersion, average number of hours worked per week, job tenure, closing duties, etc. Those characteristics have no bearing on the

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[41] Plaintiffs contend that it was not until late 2000, by defendant's admission, (Def.'s Decert. Br. [318] at 18) that defendant began a "Don't Work for Free!" initiative that contained the following advice to employees:

> Here are some examples of times when you would be required to be on the clock:
> . . . If you're working second shift and you've finished your work, but you have to wait for a manager to check you out and unlock the door, company policy requires that you remain on the clock until you are ready to walk out the door or until your time records are changed to reflect your waiting time.

Pls.' Decert. Resp. [362] at 26-27 (quoting Def.'s Store Closing App. [323] Vol. II Tab 27). Plaintiffs argue that this initiative shows that before late-2000, the policy prohibiting off the clock work was inapplicable to the uncompensated waiting time caused by the lock-in practice. Id. at 27. In reply, defendant asserts that plaintiffs' suggestion is without evidentiary support and that the above-described initiative reinforced, rather than changed, existing policy. Def.'s Decert. Reply [386] at 6 n.8.

lock-in inquiry, which focuses on one issue—how much time were employees locked-in off-the-clock. Id. at 34.[42] Variations in the length of time that it took managers to perform closing procedures only requires the Court to establish an average off-the-clock time using representative testimony. Id. at 35.

Plaintiffs contend that the right to verify hours worked or to request corrections is meaningless if managers informed employees that they would not be paid for lock-in time. Pls.' Decert. Resp. [362] at 28-29. Moreover, plaintiffs show that defendant's contention that managers adjusted clock-out times is refuted by its own experts. Id. at 29-30. Plaintiffs assert that defendant's argument that its practice of allowing employees to complete time adjustment logs means that employees were paid properly for lock-in time fails because defendant has no evidence that its "practice" mitigated their claims. Id. at 30.

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[42] Plaintiffs contend that defendant's evidence of variations among plaintiffs was largely obtained not from individualized cross-examination, but rather from review of payroll data and time records. Pls.' Decert. Resp. [362] at 34. This fact shows, according to plaintiffs, the "ease of presentation" of defendant's defenses. Id.

2. Individualized Defenses

a. Defendant's Contentions

Cracker Barrel contends that the disparate factual and employment settings revolving around the lock-in claim result in numerous individualized defenses upon which it may rely. For example, many opt-ins had actual or constructive knowledge that waiting off the clock was in violation of policy. Further, some opt-ins did not always clock out when waiting, but did so on other occasions. Others knew of co-workers who did not clock out when waiting. Def.'s Decert. Br. [318] at 52-53. For those opt-ins who were aware of Company policy, Cracker Barrel asserts that it will rely upon evidence that they failed to complain about this lock-in time. Similarly, evidence that an opt-in did complain and his or her pay was adjusted would be a complete defense to liability. Id.

Cracker Barrel also asserts that, in addition to relying upon variances in the alleged waiting time among opt-ins from the same store, it will present evidence that, for each opt-in, there were individual variations in alleged waiting time by manager on duty, position, and day of the week. Defendant also asserts that there are individual defenses apparent from the opt-in's misstatements in their deposition, declarations and discovery responses, particularly when compared to their actual payroll records. Def.'s Decert. Br. [318] at 53. Defendant also contends that some

waiting time for some claimants was de minimis, that waiting time for some opt-ins

was for their own convenience, that the statute of limitations will need to be

determined for each person, and that the animus possessed by some opt-ins arising

out of their terminations or pendency of other litigation against defendant will have

to be considered individually. Finally, Cracker Barrel argues that it will rely upon

each opt-in's inability to bear the burden of proving that he performed work for

which he was not properly compensated. Id. at 54.

b.   Plaintiffs' Contentions

Plaintiffs argue that most of the items that defendant label as "individual

defenses" are actually ones that may be adjudicated collectively. Pls.' Decert. Resp.

[362] at 40. For example, defendant's contention that some employees were aware

of its policy against working off the clock is irrelevant because that policy did not

prohibit off-the-clock waiting and because managers enforced the lock-in practice

regardless of that policy's interpretation. Id. at 40-41. Moreover, variations in

lock-in time by manager, position, or day of the week are irrelevant because of the

absence of precise evidence of the supposed variations, but the analysis by

defendant's own experts shows that time records and payroll data provide an

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efficient way to judge the effects of such variations.[43] Id. at 41. Additionally,

misstatements of a few opt-in plaintiffs about the length of time they were locked in

or how often should not be held against them when some of them had not worked

at Cracker Barrel in over four years. Id. Furthermore, defendant's observation that

a handful of plaintiffs benefitted from the lock-in practice was "underwhelming"

given that the practice primarily benefitted defendant in asset protection. Likewise,

defendant's argument that five plaintiffs waited on their own accord out of hundreds

who did not fails to support the contention that this is an individualized defense,

especially because only one of those plaintiffs consistently waited voluntarily. Id.

at 43 and n.24.

Plaintiffs also assert that defendant's statute of limitations defense is not

individualized because the payroll records provide a centralized means for

ascertaining the time period when plaintiffs were locked-in. Pls.' Decert. Resp.

[362] at 43. Also, the fact that employees were terminated or have ulterior motives

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[43] Defendant argues that, under plaintiffs' plan, plaintiffs can offer selected representative proof of opt-in testimony alleging that employees were locked-in for sixty minutes each night (without any evidence as to whether they were on the clock for all or part of that time) without any precision, but that defendant can offer none of the opt-in's admissions that often present a complete defense to individual claims. Def.'s Decert. Reply [386] at 19. Despite Mt. Clemens Pottery, defendant argues that due process requires that it be afforded the opportunity to present evidence of the countless individualized fact issues and defenses applicable to each opt-in plaintiffs' claim. Id. at 20.

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is irrelevant as to whether they are owed money for FLSA violations. Id. The study conducted by defendant's experts can determine who clocked out, who waited off the clock, who remained on the clock while waiting, and who did not clock out. Id. at 43-44. Finally, because each plaintiff is not required to present proof under the Mt. Clemens Pottery model, verification of time reports and any pay adjustments are irrelevant defenses. Id. at 45.

3. Fairness and Procedural Considerations

a. Defendant's Contentions

Defendant contends that fairness, manageability, and due process considerations require decertification of both the lock-in and server claims. Cracker Barrel argues that a case with over 11,000 claimants is not manageable and that use of representative proof to determine liability would violate its constitutional due process rights. Def.'s Decert. Br. [318] at 43-46.

Cracker Barrel also contends that, even if the Court were to find that the opt-ins are similarly situated, neither the named plaintiffs nor their non-random declarant witnesses could be considered sufficiently representative to pass constitutional muster. Def.'s Decert. Br. [318] at 46-47 (citing, inter alia, In re Chevron USA, Inc., 109 F.3d 1016, 1020-21 (5th Cir. 1997)). In light of the myriad

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of individual claims and defenses at issue, any process plaintiffs might propose that this Court use to select a representative group of opt-ins for liability purposes is certain to violate Cracker Barrel's constitutional due process rights. Thus, Cracker Barrel rejects application of Mt. Clemens Pottery here, asserting that those plaintiffs who may testify would not be representative of the collective action as a whole. Id. at 47-48; Def.'s Decert. Reply [386] at 8-9, 17-20. Finally, defendant claims that post-trial manageability considerations make decertification appropriate. Def.'s Decert. Br. [318] at 49-50 (pointing to proof and calculation of damages, attorney's fees, and impact of Fed. R. Civ. P. 68 offers of judgment, and apportionment of costs in event of defense verdict as to some or all claims).

b.   **Plaintiffs' Contentions**

Plaintiffs respond that defendant's arguments reflect a misunderstanding of the applicable legal standards. Contrary to defendant's belief, plaintiffs do not bear an individualized burden of proof regarding their claims. The FLSA sanctions the use of representative testimony to judge both liability and damages to both testifying and non-testifying employees. Pls.' Decert. Resp. [362] at 61. Plaintiffs believe that these claims are manageable because there is not a variety of factual circumstances or individual defenses that would prompt confusion or require individualized proof.

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Id. at 61-62. Moreover, use of representative proof does not implicate due process rights. Representative proof requires a "just and reasonable" inference as to liability and damages. If the testifying witnesses are similarly situated (which plaintiffs contend they are here), that burden is satisfied. Id. at 62-63. They contend that the due process cases cited by defendant are inapposite. Id. at 62-65. They assert that representative proof of damages is possible here to establish an average that will apply to the claims of all opt-ins. Id. at 65-66. In fact, defendant's expert amply demonstrated one method by which the Court could adjudicate the damages in this case. Id. at 67-68. Defendant's failure to produce precise records of off-the-clock time compels use of representative testimony, and defendant's payroll data and time records will suffice to identify those employees who were present on defendant's premises at closing and the average time they spent waiting "off-the-clock." Representative testimony may also be used to develop average time spent by servers performing side duties. Id. at 69. Finally, plaintiffs contend that post-trial manageability considerations are not cause for concern. Proof and calculation of damages "will not be difficult," and defendant's "musings" about the impact of litigation over attorney's fees, offers of judgment, and costs are mere speculation. Id. at 70.

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B. **The Server Claims**

1. **Disparate Factual and Employment Settings**

a. **Defendant's Contentions**

Defendant argues that the depositions and discovery responses before the Court are replete with evidence that the particular server duties performed vary starkly by opt-in, store, shift, station, and manager on duty. Def.'s Decert. Br. [318] at 57. The deposed opt-ins admit, and Mr. Graber's objective time-and-motion study proves, that many of the server duties listed in the Server Manual are not actually performed by servers or are done only on infrequent occasion and under unique circumstances. Finally, the server opt-ins worked in different locations over different time periods under the supervision of and in reliance on the instructions of different decision makers (including co-workers called checkers). As such, any performance of substantial non-server duties at tipped wages, if it occurred, was the result of decentralized, highly individualized practices in violation of Company policy prohibiting out-of-function work. Id. at 58. Defendant argues that whether a particular server spent a substantial amount of his or her time performing non-tip producing work is a highly individualized, fact-specific inquiry not appropriate for collective treatment. Def.'s Decert. Br. [318] at 3; Def.'s Decert. Reply [386] at 6-7.

b.   Plaintiffs' Contentions

Plaintiffs assert that their claims are logically connected by the defendant's Server Manual, a copy of which was given to every server, and which sets out Cracker Barrel's common policy to compel servers to perform numerous non-server duties at server wages. Pls.' Decert. Resp. [362] at 46-47. This common policy is also reflected in Mr. Graber's work sampling study which developed a list of 119 tasks performed by servers. The opt-in plaintiffs testified that they performed the overwhelming majority of those tasks. Id. at 47. Again, plaintiffs point to the large number of deponents (id. at 48-51), declarants (id. at 51-52), and discovery responders (id. at 53-55) who claimed that they performed significant side work unrelated to their serving duties.

Plaintiffs assert that defendant's arguments about alleged disparate factual and employment settings for the server claim are thinly veiled mutations of its arguments concerning the lock-in claim. Pls.' Decert. Resp. [362] at 55-56. Although plaintiffs' deny defendant's assertion that servers perform only one or two side work tasks, if defendant's assertion were true, then the claims of all servers would be common and deserving of collective adjudication. Id. at 56.

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Plaintiffs also argue that, even if servers do not perform all the duties listed in the Servers's Manual, and even if there are variances in the tasks performed, the asserted variances are irrelevant without precise evidence of the variances. Pls.' Decert. Resp. [362] at 57. Plaintiffs point out that they have never claimed that each server performed the entire gamut of side duties all in one shift. However, server duties do not vary as much as defendant claims, and representative testimony will demonstrate the extent to which servers performed side work (as defendant implicitly admits with its reliance on Mr. Graber's analysis). Id. at 57-58. Finally, that plaintiffs may have worked at different locations, during differing time periods, under different managers, or with various work hours is irrelevant for the same reasons that alleged differences among lock-in claimants were irrelevant. Id. at 58.

2. **Individualized Defenses**

a. **Defendant's Contentions**

Cracker Barrel argues that the disparate factual and employment settings of the opt-ins pursuing the server claim again result in a series of highly individualized defenses. For example, many server opt-ins admit that they never performed some or all of the allegedly non-serving duties at issue. Others, according to defendant, concede that they had actual or constructive knowledge that performance of

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non-serving work at a tipped wage was in violation of Company policy, but did it anyway. Many of those who knew of the policy prohibiting out-of-function work and knew that it was being violated failed to complain. Other server opt-ins concede that they complained about performance of non-server work and their issue was resolved. Def.'s Decert. Br. [318] at 58-59.

Defendant also highlights the significant misstatements regarding time spent performing non-server work and/or having worked as a server compared to actual payroll records. Similarly, defendant contends that there are substantial variations between the results of defendant's objective time-and-motion study and the subjective, incredibly uniform estimates made by declarants about the amount of time it took to perform side work. Other individual defenses asserted by Cracker Barrel include proof of an opt-in plaintiffs animus (such as termination by Cracker Barrel) and no employment as a server during the statutory period. Also, defendant asserts that it will rely upon the inability of particular opt-in plaintiffs to carry their burden of proving that non-server work was performed for which s/he was not properly compensated. Def.'s Decert. Br. [318] at 59.

b.   Plaintiffs' Contentions

Plaintiffs assert that these so-called individualized defenses to the server claim are really collective ones. Pls.' Decert. Resp. [362] at 59. For example, defendant's policy prohibiting servers from performing out-of-function work refers to work properly classified under other job codes, such as grill cook or hostess, not the side work that comprised a part of a server's duties. Id. That non-serving duties allegedly varied by shift, station, and manager and were allocated among servers on each shift is irrelevant because defendant has no precise evidence of the variation. Id. Defendant's contention that "many" opt-in plaintiffs admitted that they did not perform some or all of the non-serving duties is wrong, especially when the opt-ins testified that they performed the tasks on the lists. Id. at 60. Further, if discrepancies exist between the estimates by Mr. Graber of time needed to perform non-server work and estimates by opt-ins of time needed to perform non-server work, then that is a question for adjudication, not decertification. Finally, defendant's arguments regarding the statute of limitations, circumstances of individual terminations, and the "(non-) requirement of each opt-in Plaintiff to proffer proof of liability and damages," id., are without merit for the same reasons plaintiffs espoused in the lock-in discussion supra.

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3. Fairness and Procedural Considerations

The parties' respective contentions on the third <u>Lusardi</u> factor have been summarized <u>supra</u> at Part IV.A.3.

V. ANALYSIS

The undersigned applies below the three <u>Lusardi</u> factors to each of plaintiffs' claims to make a recommendation whether they should be allowed to proceed collectively to trial.

A. The Lock-In Claim

1. Disparate Factual and Employment Settings

Cracker Barrel is correct that persons allegedly locked in at the end of second shift worked in different stores under different managers who performed cash settlement procedures differently and at different paces; that the opt-ins making this claim vary in job position, tenure, average hours worked, and average number of shifts worked per week; that closing duties of these persons vary by position, manager on duty, and day of the week; and that some persons may have already been paid for time spent waiting for the doors to be unlocked if they signed an adjustment log, if their managers clocked them out to account for waiting time, or if they complained.

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These differences fail, however, to overcome the one overriding fact that makes the plaintiffs similarly situated: they each allege that the time they spent waiting for the doors to be unlocked constituted "work" for which they were not compensated. Because persons who are waiting for doors to be unlocked are not "working" in the traditional sense, their job duties, job codes, experience, etc., are not relevant. Regardless of how long someone worked for Cracker Barrel, what his job was, or how long he may have been locked in on a weekday or a weekend, the common claim is that each opt-in was locked in and not paid for that time. These circumstances should not vary by position, task performed, or store. Thus, the variations on which defendant relies would not affect whether plaintiffs are owed compensation.

The Court agrees with defendant that plaintiffs have not shown the existence of some corporate-wide scheme to deprive employees of compensation for lock-in time, although such proof is not required. See Grayson, 79 F.3d at 1095-97. However, the lock-in practice as described in deposition testimony, interrogatory responses, and declarations, is too widespread to have been the result of an individual managers deciding on their own to keep employees in the store against

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their will and without compensation while settlement procedures were completed.[44]

Instead, given that senior management required closing managers to lock employees

in the store during cash settlement time, they either knew or should have known that

a consequence (although perhaps unintended) was that persons who had clocked out

might not be paid for time spent waiting for a store's doors to be unlocked.[45] See

GMAC, 482 F.2d at 827-28 (constructive knowledge sufficient to impose FLSA

liability).

The facts of this case are unlike any of the above-discussed second-tier

decisions that denied class certification based on this first Lusardi factor. Those

decisions arising under the ADEA (e.g., Lusardi, Brooks, Mooney, and Stone) that

denied class certification are readily distinguishable because of the requirement to

prove intentional discrimination and the many differences among the plaintiffs in

those cases concerning their job performance, reasons for termination, job location,

and supervisors who recommended termination. The FLSA cases denying class

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[44] These 8,152 opt-in plaintiffs who assert lock-in claims worked at 438 of Cracker Barrel's 444 restaurants. Thus, persons from 98.6% of defendant's stores claim that they were locked in after the restaurant closed and they had clocked out. Pls.' Evid. App. [363] Tab 9 at 2 ¶ 9 (April 29, 2002, Report by Dr. Liesl Fox).

[45] Of course, trial may result in a jury verdict that lock-in time is not compensable. See, e.g., Richardson v. Costco Wholesale Corp., 169 F. Supp. 2d 56 (D. Conn. 2001). However, that dispositive issue is not now before this Court.

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certification (e.g., Bayles, Mertz, and Ray) involved material variations among the plaintiffs that are not present in the lock-in claim, where the important factual determinations are (1) whether lock-in time is compensable; and (2) if it is, who was locked in and for how long. The undersigned finds that any differences here in the factual and employment settings of each of the opt-in plaintiffs are not sufficiently significant to deny them the opportunity to prove their case collectively. Bradford, 184 F. Supp. 2d at 1347.

If a jury were to find that persons had been locked in and that the lock-in time was compensable, then the issue of damages would become paramount. Again, however, while the amount potentially owed each opt-in would vary according to how much time s/he spent locked-in, defendant's experts have shown that Cracker Barrel's payroll data can be used to determine who was locked in and to estimate the amount owed each person. Pls.' Prop. Trial Proc. Plan [394] at 10-11. Persons whose time has already been adjusted to reflect later departure times can be identified and not compensated twice.

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2. **Individualized Defenses**

The Court disagrees with Cracker Barrel's contention that individualized defenses require decertification of the lock-in claim. Although defendant had a policy prohibiting off-the-clock work (Def.'s Decert. Br. [318] at 52-53), that is a different issue than off-the-clock waiting. Thus, individual knowledge of that policy is irrelevant. But, even if that policy were relevant, an employee's individualized knowledge of it would not be a bar to liability if Cracker Barrel accepted the benefit of that off-the-clock work. See Mt. Clemens Pottery, 328 U.S. at 688 ("[E]ven where the lack of accurate records grows out of a bona fide mistake as to whether certain activities or non-activities constitute work, the employer, having received the benefit of such work, cannot object to the payment for the work on the most accurate basis possible under the circumstances.").[46]

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[46] If, as defendant asserts (Def.'s Decert. Br. [318] at 53), some opt-ins did not always clock out while waiting, the time records analyzed by defendant's experts could identify those occasions to help ensure that someone was not compensated twice. Likewise, if someone complained and was compensated (id.), then that person's time records would show a later clock-out time that would make him or her ineligible for additional compensation.

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Failure to complain about the lock-in practice would not bar recovery;[47] thus, individualized proof on that issue will not be needed. Also, as previously noted, variances in the amount of waiting time by manager on duty, position, and day of the week (Def.'s Decert. Br. [318] at 53), are not relevant to whether someone was locked in after clocking out; again, such proof will not be needed. Moreover, misstatements made by opt-ins in their depositions or discovery responses about the frequency or amount of time they spent locked in are understandable, given the

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[47] Defendant did not cite any legal foundation for its assertion that a failure to complain would provide a complete defense. See Def.'s Decert. Br. [318] at 52-53. A survey of case law shows that a failure to complain or even an explicit waiver would not bar recovery of unpaid overtime compensation. See Lee v. Flightsafety Servs. Corp., 20 F.3d 428, 432 (11th Cir. 1994) ("FLSA rights cannot be abridged by contract or otherwise waived because this would 'nullify the purposes' of the statute and the legislative policies it was designed to effectuate.") (quoting Brooklyn Bank v. O'Neil, 324 U.S. 697, 707 (1945) (superseded by statute but not in ways relevant here)); Wethington v. Montgomery, 935 F.2d 222, 229 (11th Cir. 1991) ("Courts, however, long have held that" the issue is not whether there was consent but simply whether the FLSA applies, because if so, it cannot be contracted out of by employees.) (citing Barrentine v. Arkansas-Best Freight Sys., 450 U.S. 728 (1981) and Lynn's Food Stores v. United States, 679 F.2d 1350, 1352 (11th Cir.1982)); see also Martin v. Cooper Elec. Supply Co., 940 F.2d 896, 908 (3d Cir. 1991) (lack of complaints from employees does not bar overtime and double liquidated damages); Williams v. Tri-County Growers, Inc., 747 F.2d 121, 129 (3d Cir. 1984) (same). The FLSA was amended in 1961 to specifically protect employees who may be hesitant to complain to and about their employers on this issue. See H.R. Rep. No. 75, 87th Cong., 1st Sess. 28 (1961) (explaining need for change); Pub. L. No. 87-30, 75 Stat. 65 (1961) (codified as amended in 29 U.S.C. §§ 201-219 (1976 & Supp. V 1981)). Accordingly, a defendant can still be liable for the overtime if the employee did not complain. In fact, even if the employee was the person who implemented the illegal practice that subverted overtime pay, the employer may be liable. See Martin v. Tango's Rest., Inc., 969 F.2d 1319, 1324-26 (1st Cir. 1992) (consent not automatic bar; even "involuntary plaintiff" can be owed overtime wages, if only as means to protect complying competitors of defendant).

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passage of time. Persons who testify can be cross-examined about these errors. But, that time records exist from which conclusions can be drawn about who was locked in and for how long should reduce the reliance on possibly erroneous memories. The statute of limitations is also not something that must be litigated on an individualized basis. Those persons who were not locked in during the relevant two- or three-year period can be identified by time records.

Finally, Cracker Barrel's self-described most important argument is that it will rely upon each opt-in plaintiff's inability to bear the burden of proving that work was performed for which s/he was not paid. Def.'s Decert. Br. [318] at 54 (quoting Mt. Clemens Pottery, 328 U.S. at 687). Defendant argues that this defense is particularly significant where it offers evidence of the individual opt-in's signed weekly acknowledgment of hours worked, any adjustments to hours worked, and complete payroll records. Id.

What defendant fails to note, however, is that the burden imposed on the employee to establish a prima facie case under Mt. Clemens Pottery is not a heavy one. 328 U.S. at 687. If the plaintiff's testimony shows that the employer's records are inaccurate, if the plaintiff shows that he performed work for which he was not properly compensated, and if he produces sufficient evidence to show the amount

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of work by "just and reasonable" inference, then the burden shifts to the employer

to come forward with precise evidence of the amount of work performed to negate

the reasonableness of the inference to be drawn from the plaintiff's evidence. Id. at

687-88. Moreover, the cases allowing representational testimony are clear that each

plaintiff need not carry that burden of proof, as long as the testifying witnesses are

similarly situated to those who do not testify.   See supra Part II.[48]   Thus,

individualized proof from each opt-in over the weekly work hours s/he verified or

the fact that s/he may have had adjustments made to his or her time records is not

relevant.

3.   Fairness and Procedural Considerations

The Court is cognizant of the manageability issues inherent in a case with over

8,000 opt-in plaintiffs asserting the lock-in claim. Concern over manageability led

to a request for a Proposed Trial Procedure Plan. However, the Court does not share

Cracker Barrel's view that a large collective case is automatically unmanageable;

instead, such a trial can be managed successfully if the plaintiffs are truly similarly

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[48] Although defendant complains that some opt-ins may recover damages without ever having to substantiate them and allowing defendant to refute them, see Def.'s Resp. to Pls.' Prop. Trial Proc. Plan [395] at 10, that is a necessary by-product of the scheme established under Mt. Clemens Pottery.

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situated and proper representative testimony is produced.[49] Although this case is large, the principles adopted from similar (yet smaller) collective actions apply here.

Although the Court is sensitive to defendant's due process argument, the proposed trials in the cases it cites are unlike what the Court anticipates here. For example, in the case of In re Chevron U.S.A., Inc., 109 F.3d 1016 (5th Cir. 1997), the plaintiffs brought a Rule 23 class action against the defendant for personal injury, wrongful death, and property damage arising out of the defendant's alleged environmental pollution. There were approximately 3,000 injured persons. Id. at 1017. The district court approved a plan providing for a unitary trial on liability and causation. Each party was to select fifteen claimants. The apparent goal was to determine liability, vel non, in a single trial and to establish bellwether verdicts to which the remaining claim would be matched for settlement purposes. Id. On writ of mandamus, the Fifth Circuit held that the thirty cases selected lacked the requisite level of representativeness that could permit the Court to draw sufficiently reliable inferences about the whole that could, in turn, form a basis for a judgment affecting the other 2970 cases. Id. at 1019. Moreover, the Fifth Circuit stated that, before a

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[49] For this reason, as explained infra at Part VI.B., the undersigned recommends that the server claim be decertified because those plaintiffs are not similarly situated and appropriate representative testimony could not be presented so as to protect defendant's due process rights.

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court may utilize results from a bellwether trial that extend beyond those tried, it must find that the cases to be tried are representative of the larger group of cases or claims from which they are selected. Id. at 1019-21. The key requirement is insuring "basic fairness." Id. at 1021. The writ of mandamus was granted in part; the thirty-plaintiff trial could proceed but it would have no claim or issue preclusion for the thousands of other claims. Id.

The other case on which defendant primarily relies, In re Fibreboard Corp., 893 F.2d 706 (5th Cir. 1990), was also a Rule 23 class action but involving personal injury and wrongful death claims arising out of exposure to asbestos. In granting writs of mandamus, the Fifth Circuit noted that the plaintiff class consisted of persons with different diseases, different exposure periods, and different occupations. Id. at 711. Thus, the Circuit rejected the district court's plan to hold a full trial of liability and damages for eleven class representatives (with such other evidence as the parties wished to offer from thirty illustrative plaintiffs), with the jury then determining total damages for the remaining 2,990 class members on the basis of the evidence and expert testimony. Id. A key point driving the court's decision was that there were too many "disparities" among the so-called class members. Id. at 712. One might say that the plaintiffs were not "similarly situated."

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The Supreme Court's § 216 (b) decision in Mt. Clemens Pottery, and those cases applying it in § 217 cases, are not at odds with the due process concerns addressed in these Fifth Circuit decisions. The requirements that the plaintiffs be similarly situated and that representative proof be truly representative ensure the protection of defendant's due process rights.

With regard to the lock-in claim, the undersigned has already concluded that the plaintiffs who were locked in off-the-clock have no meaningful disparities in their factual settings and that no individualized defenses are a bar to collective litigation. The opt-ins are similarly situated under the statute and interpretative case law. See Hipp, 252 F.3d at 1213 ("the similarly situated requirement is not particularly stringent"); Grayson, 79 F.3d at 1096 (§ 216(b)'s similarly situated requirement is less stringent than that for joinder under Fed. R. Civ. P. 20(a)).

Moreover, the sample of representative witnesses to be offered by plaintiffs (see Pls.' Prop. Trial Proc. Plan [394]) meets the standards established the case law (216 witnesses ÷ 8,152 claimants = 2.6%).[50] Although most of the witnesses are (or

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[50]Although defendant seeks to compare the number of proposed representative witnesses (216) to the number of persons to whom opt-in consent forms were mailed (376,000), see Def.'s Resp. to Pls.' Prop. Trial Proc. Plan [395] at 7, the case law compares the number of testifying witnesses to the number of non-testifying opt-ins or employees. See supra note 29.

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were) servers, the lack of variation in job groups or stores represented is not significant, given the specific issues to be litigated. Moreover, that most of the representative witnesses may have been, in defendant's words, "recruited" or "handpicked" by plaintiffs' counsel (Def.'s Resp. to Pls.' Prop. Trial Plan at 2-4), is not significant. Nothing in the representative case law prohibits presentation of a party's "best" witnesses, and nothing proscribes any particular selection method. The important criteria are (as already stated several times) similarly situated plaintiffs and representative witnesses.

The lock-in claim presents a classic Mt. Clemens Pottery issue. A large number of people (8,512) allege that they were forced to remain at the Cracker Barrel restaurants at which they worked after they clocked out until the cash settlement procedure concluded. They claim that this time constituted "work," for which they were not paid, and that this time was compensable.[51] These 216

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[51] As explained in Alvarez v. IBP, Inc., 339 F.3d 894 (9th Cir. 2003), work is physical or mental exertion (whether burdensome or not) controlled by the employer and pursued necessarily and primarily for the benefit of the employer; work may include non-exertional acts, as an employer may hire an employee to wait. Id. at 902. A finding that waiting is working does not necessarily mean that it is compensable. Work performed after a shift is over is compensable only if it is an integral and indispensable part of an employee's principal activities. Id. To be "integral and indispensable," waiting must be necessary to the principal work performed and done for the benefit of the employer. Id.; see also Mt. Clemens Pottery, 328 U.S. at 693 ("It is only when an employee is required to give up a substantial measure of his time and effort that compensable
(continued...)

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representative plaintiffs, like the eight who testified on behalf of the 300 opt-ins in

Mt. Clemens Pottery, will testify about the amount and extent of that alleged work

on behalf of their 8,156 fellow workers. As shown in the evidence collected by

plaintiffs' counsel (Pls.' Evid. App. [363] Tab 13), their estimates of lock-in time

vary widely, and defendant has pointed to discrepancies in them. Nevertheless,

plaintiffs' representatives should be given the opportunity to establish a prima facie

case by producing sufficient evidence of the amount and extent of that work as a

matter of "just and reasonable inference." Mt. Clemens Pottery, 328 U.S. at 687.

Should the District Court determine that this prima facie case is established, the

burden will shift to defendant to "come forward with evidence of the precise amount

of work performed or with evidence to negative the reasonableness of the inference

to be drawn from the employee's evidence." Id. at 687-88.

From review of the record, the methodology used by defendant's experts (Drs.

Haworth and Thornton) would be one method, in addition to cross-examination of

the representatives, through which defendant could carry either of its alternative

burdens. The time records, analyzed in the manner determined by defendant's

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[51](...continued)
working time is involved."). This issue of whether lock-in time is compensable can be resolved
by the jury through a special interrogatory.

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experts, could show the persons actually locked in and how long they were locked in. These exact times could "negative the reasonableness" of the widely divergent estimates that plaintiffs' representatives offer.[52] If Cracker Barrel fails to produce such evidence, the jury may award damages to the plaintiffs, even though the result may only be approximate. Mt. Clemens Pottery, 328 U.S. at 688.[53]

B.   The Server Claim

1.   Disparate Factual and Employment Settings

Unlike the lock-in claim, disparate factual and employment settings exist with the server claim that support the conclusion that servers are not sufficiently similarly situated to try their claims collectively. The Company's Server Manual contains a number of cleaning and maintenance tasks (called side work or M.A.C.) that servers are assigned to perform that plaintiffs argue are not by themselves directed toward producing tips, are not incidental to their regular duties, and are not generally assigned to servers. However, the record shows that servers did not perform all tasks

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[52] It is true that defendant's experts only examined a sample of time records to produce the averages listed in their report. See supra note 35. However, to defend the claim, defendant's experts could conduct that analysis upon each opt-in plaintiff's time records.

[53] The Court agrees with plaintiffs that defendant's argument speculates that the case is unmanageable because of post-trial issues like costs, the effect of Rule 68 offers of judgment, and attorney's fees.

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listed in that Server's Manual all the time. In fact, it is undisputed that server duties (i.e., side work and M.A.C.) vary by store, shift worked (opening, mid-day, or closing), day of the week, assigned station, and manager or checker on duty. In fact, management may divide the assigned side work and M.A.C. among servers in a host of ways. See Def.'s Server App. [325] Vol. I Tabs 4-8.[54]

Given the manner in which Cracker Barrel assigns work to its servers, the argument is powerful that performance of so-called non-server tasks varies so much among servers that collective treatment would be inappropriate. One server will not spend the same amount of time performing side work or M.A.C. each shift as another server on the same shift for any number of reasons. For example, servers work at different paces (i.e., some are faster than others); some will spend more time on side work or M.A.C. than others; or, some servers may not be assigned a fair share of the side work or M.A.C. Similarly, servers may do more side work and M.A.C. when

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[54] Plaintiffs do not contest the deposition testimony Cracker Barrel cites to prove the existence of these variances, but assert instead the following identical response: "In the absence of precise evidence of the variance, representative testimony will establish the average time spent performing side work. Time records and payroll data will reveal occasions during which the opt-in Plaintiffs worked as servers, which does not entail an individualized analysis." See Pls.' Evid. App. [363] Tab 2 at 1-2. However, given the requirement that plaintiffs be similarly situated to proceed collectively, and given the undisputed admissions by numerous deponents that the claimed variances exist, the undersigned cannot ignore this evidence simply because defendant has not shown the precise variances.

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the restaurant is slow and less when it is busy. One server might be busier with tables during a shift and neglect his/her side work or M.A.C. One server might get tied up for a long period of time cleaning up an unexpected mess (like broken plates or cups), while others take over his/her serving duties at tables. The amount of alleged side work or M.A.C. could vary from one day to the next, or the servers might share the available side work or M.A.C. differently from shift to shift, or even change that allocation during a shift. The possibilities for variation are limitless, to the extent that servers are not similarly situated in the type and amount of side work or M.A.C. they performed.

Named plaintiff Ms. Gentry discussed factors that led to variations in side work or M.A.C. Ms. Gentry stated in her deposition that the servers would cover each other's side work at times, depending on what the responsible server was doing when a need arose. Def.'s Evid. App. [322] Tab 5 at 1-2. She also noted that servers may be cut from the floor to do their side work earlier if business was slow, which would also change what side work was left for others at closing. Id. at 2-4, 6 ("then the closer would end up having to do all that work because they left early"). Some side work was easier than others, and sometimes, according to Ms. Gentry, "you're lucky enough to get the easy job." Id. at 2. Relatedly, some jobs could be done during a server's shift, like refilling condiments, depending on how busy the restaurant was, and others could only be done at the end of the night, like cleaning the steamer. Id. at 6.

According to Ms. Gentry, the difficulty of a server's other duties also depended on the diligence of the other servers in doing their work "because, like, if you had the salad delfield and you were the closer and you didn't keep it up, then it made it hard on the person closing it up, to get it cleaned up." Def.'s Evid. App. [322] Tab 5 at 3; id. Tab 9 at 1 ("So everytime you had customers, you had to roll your own silverware unless there was somebody nice enough to be rolling silverware as the night went on, like another server that was really good at rolling silverware, she could roll silverware if it wasn't really busy . . . ."). The amount of side work depended on the number of servers on duty on a particular night because there may be more people to share the amount of side work. Id. Tab 5 at 3-4 ("if there was four people, it was just kind of halved"; "we had a list that told us if there was eight servers, four servers, three servers, two servers, who would do what"), 7-8; id. Tab 9 at 1-2. The amount of work also depended on which section of the restaurant a server was assigned because "like in the back it's different because there's more people" who can split the work. Id. Tab 9 at 2. The foregoing testimony from Ms.

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Gentry shows concrete examples of the many variations that could affect the amount of side work or M.A.C. a server may do on any given shift.

Plaintiffs argue that a study performed by defendant's expert, Mr. Bernard Graber, shows that the amount of time spent on each server task can be determined for all servers and the company as a whole by conducting a time-and-motion study at only six of the 463 Cracker Barrel stores. They argue that the Graber study is an admission by Defendant that a relatively small number of servers are representative of all servers because the work performed and the time spent on each task does not vary significantly from one server to another or from one store to another. See Pls.' Prop. Trial Proc. Plan [394] at 8-9.

However, even assuming that plaintiffs' characterization of Mr. Graber's study is accurate, the Court cannot allow plaintiffs to use it against defendant to show the lack of disparate factual and employment settings among servers, given that experts they retained have been so critical of it. For example, on April 30, 2002, two of plaintiffs' expert witnesses, Drs. John G. Veres III and Katherine A. Jackson, submitted a report entitled "A Critique of the Graber Expert Report in *McDermott, et al. v. Cracker Barrel Old Country Stores, Inc.*" See Pls.' Evid. App. [363] Tab

5. The summary of their opinion, quoted in the accompanying note,[55] shows the lack of relevance of the study. Drs. Veres and Jackson subsequently twice reiterated their criticisms of Mr. Graber's work in two separate documents, both entitled, "Supplemental Report in *McDermott, et al. v. Cracker Barrel Old Country Stores, Inc.*," dated September 27, 2002, and January 13, 2003. See Pls.' Evid. App. [363] Tabs 6-7. Another of plaintiffs' experts, Dr. Patrick R. McMullen, also criticized Mr. Graber's study by identifying four fatal flaws.[56] It would inappropriate to allow

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[55]   In our opinion, the information presented by Mr. Graber is simply not germane to the issue in *McDermott, et al. v. Cracker Barrel Old Country Stores, Inc.* He did not, nor did he purport to, answer the question – *what percentage of servers' time is spent performing various tasks.* To the extent that Mr. Graber examined, instead, the time that should be spend performing various tasks, his studies are not applicable to the issues in *McDermott, et al. v. Cracker Barrel Old Country Stores, Inc.*; they shed no light on the percentage of time spen[t] by Cracker Barrel's wait staff on task performance. Mr. Graber began his study with the appropriate stated focus, but somewhere along the way shifted the actual focus of the study to information that did not address the issues in this case. Furthermore, the Graber study, setting aside the inappropriate focus, was conducted in such a flawed manner that it lacked appropriate scientific rigor.

Pls.' Evid. App. [363] Tab 5 at 2.

[56] Dr. McMullen's summary of the problems with Mr. Graber's study states:

First of all (and most importantly), he is defending work measurement efforts associated with pure service functions. Using work measurement techniques for service functions is simply unreliable due to the irregularity of the functions

(continued...)

plaintiffs to establish that servers are similarly situated by using a study that their experts have so thoroughly discredited. In any event, the Court construes Mr. Graber's report as focusing on the tasks performed by servers and the overall frequency of task performance rather than an assertion that the time spent by each server performing tasks is uniform throughout the company.

2. Individualized Defenses

Given the infinite number of disparate factual situations discussed supra in Part V.B.1., numerous individualized defenses exist to these server claims. Unlike the lock-in claim, where the issue of who was locked in after closing and for how long may be ascertained without relying on widely divergent estimates, whether a

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[56](...continued)
performed by the service employees. Because the analysts studying the service employees typically only witness employees doing more common tasks, the workload assessments typically incorrectly estimate the employee's workload. Second, there are problems with the collection of data – using videotape to watch employees and noting their activity at fifteen minute intervals. This practice provides biased results because of videotaping bias and the lack of randomness in reviewing the work performed by the servers. Third, as the jobs in question are in a constant state of flux, the credibility of the results of this study are questionable. When any part of a job changes assessment of the workload must also change. Mr. Graber acknowledges the inherent problems associated with making workload claims regarding jobs that have changed. Fourth, a stated by the late D. W. Edwards Deming, holding employees accountable for how much they produce can have a negative effect on actual output.

Pls.' Evid. App. [363] Tab 14 at 4.

particular server spent a substantial amount of his or her time each shift performing

allegedly non-server work is an individualized fact-specific inquiry that would not

be appropriate for collective treatment. How much time a server spent performing

such non-server tasks would, as already noted, depend on numerous factors, many

of which turn on how fast a server worked, who s/he worked with, the station at

which s/he worked, the store at which s/he worked, how busy the store was on a

shift, and the manager or checker for whom s/he worked, etc. Such issues could not

be resolved collectively or by use of experts or averages. See Bayles, 950 F. Supp.

at 1063 (averages cannot be used where significant individual issues predominate).

There are no objective records of side work performed, as were available in the form

of time reports for the lock-in claim, to reduce the reliance on possibly faulty

memories. Accordingly, questionable memories regarding small tasks done years

prior will be a much more significant issue with the server claim.[57]

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[57] See, e.g., Bauserman Dep. [330] at 84 (admitting she overestimated time worked by twenty hours per week); Martin Dep. [341] at 15 (unable to remember the year in which she last worked at Cracker Barrel); Parkhill Dep. [343] at 39 (unable to remember which year she was hired). Difficulties with these general memories do not bode well for remembering minutia such as which and the amount of side work done at different times throughout service.

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3. Fairness and Procedural Considerations

As shown above, the disparate factual and employment situations of the opt-ins asserting server claims, and the various individualized defenses that may apply, prevent them from being similarly situated. Because they fail to meet that important statutory requirement, they cannot proceed collectively. Moreover, even if the plaintiffs were similarly situated, it would not be possible to try this server claim, asserted by over 6,000 people, using representative proof and protect defendant's due process rights. Such a scenario raises the concern expressed in Reich v. Southern Maryland Hospital, where the court noted that virtually all of the cases using representative testimony involve uniform work tasks. 43 F.3d at 952. Although plaintiffs argue that all servers perform the same tasks, even if that were true, there is no way that any accurate tally of how much time each individual server spent performing such tasks can be created. This large group of servers could not have spent a uniform amount of time performing these alleged non-server duties. Most important, there is no evidence that the over 200 proposed server witnesses (see Pls.' Prop. Trial Proc. Plan [394] at 2) are representative of the variety of server shifts, hours, station assignments, store, or mangers on duty, all of which caused differences in their tasks and the amount of time it took to perform them. Simply

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allowing this case to proceed to trial on the assumption that an "average" amount of time spent performing alleged non-server tasks could be proven ignores the fact that the server plaintiffs are not similarly situated to begin with.

Even putting aside the above stated issues, the servers would have a difficult time even proving a Mt. Clemens Pottery prima facie case. Years after the fact in many instances, it will be impossible for these servers to prove the amount of side work or M.A.C. they performed in any particular work week, especially, as shown in the prior section, because assignment of side work and M.A.C. varied tremendously by store, manager on duty, shift, and station. See, e.g., Bayles, 950 F. Supp. at 1061 ("[E]ach plaintiff's proof of violation will be individualized because it depends upon how or whether defendant's policy was implemented by individual managers with regard to individual plaintiffs, not what the policy was."). Time records, which will prove useful in resolving issues about the lock-in claims, are of no help in proving the server claims, because server claims concern activities allegedly performed during a shift, not waiting time after the shift is over. Unlike the lock-in claim, which involves the alleged failure to keep records of hours "worked" after someone clocked out, the servers here have accurate clock-in and clock-out times. As shown by the numerous misstatements made by certain opt-in

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plaintiffs about their performance of alleged non-server work, estimates of the amount of side work performed are too inaccurate to shift the burden of proof to defendant. See Myers v. Copper Cellar Corp., 192 F.3d 546, 551-52 (6th Cir. 1999) ("Because the plaintiffs failed to carry their burden of proving damages with specificity by the use of available employment records, the option to prove their damages inferentially [under Mt. Clemens Pottery], which arises only when the employer has neglected to create or preserve accurate or complete records, was unavailable to them."). This final Lusardi factor compels decertification of the server "class."

VI. CONCLUSION

For the reasons explained above, the undersigned recommends that Defendant's Motion for Decertification [318] be **GRANTED IN PART** and **DENIED IN PART**. Those opt-in plaintiffs and named plaintiffs asserting lock-in claims should be allowed to proceed collectively at trial. Those opt-in plaintiffs asserting server claims should be dismissed without prejudice. Those named plaintiffs pursuing server claims should be allowed to proceed to trial. If the District Court accepts these findings, it is further recommended that the parties be required

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to submit final stipulated lists of those opt-ins asserting lock-in claims who remain

in this action and those opt-ins whose server claims have been dismissed.

SO RECOMMENDED, this 21st day of November, 2003.



WALTER E. JOHNSON
UNITED STATES MAGISTRATE JUDGE

FILED IN CHAMBERS
U.S.D.C. Rome

NOV 2 1 2003

LUTHER D. THOMAS, Clerk
By: Kari Butler
Deputy Clerk

IN THE UNITED STATES DISTRICT COURT
FOR THE NORTHERN DISTRICT OF GEORGIA
ROME DIVISION

SERENA McDERMOTT, et al.,

Plaintiffs,

v.

CRACKER BARREL OLD COUNTRY STORE, INC.,

Defendant.

CIVIL ACTION FILE

NO. 4:99-CV-001-HLM

ORDER FOR SERVICE OF REPORT AND RECOMMENDATION

Attached is the Report and Recommendation of the United States Magistrate Judge made in accordance with 28 U.S.C. § 636(b)(1)(B), Federal Rule of Civil Procedure 72(b), and the Court's Local Rule 72.1B. Let the same be filed and a copy, together with a copy of this Order, be served upon counsel for the parties.

Pursuant to 28 U.S.C. § 636(b)(1), each party may file written objections, if any, to the Report and Recommendation within ten days of the receipt of this Order. Should objections be filed, they shall specify with particularity the alleged error(s) made (including reference by page number to any transcripts if applicable) and shall be served upon the opposing party. The party filing objections will be responsible

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for obtaining and filing the transcript of any evidentiary hearing for review by the District Court. If no objections are filed, the Report and Recommendation may be adopted as the opinion and order of the District Court, and any appellate review of factual findings will be limited to a plain error review. United States v. Slay, 714 F.2d 1093, 1095 (11th Cir. 1983) (per curiam).

The Clerk is directed to submit the Report and Recommendation with objections, if any, to the District Court after expiration of the above time period.

SO ORDERED, this 21st day of November, 2003.



WALTER E. JOHNSON
UNITED STATES MAGISTRATE JUDGE